UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under § 240.14a-12

Masimo Corporation

(Name of Registrant as Specified In Its Charter)

POLITAN CAPITAL MANAGEMENT LP
POLITAN CAPITAL MANAGEMENT GP LLC
POLITAN CAPITAL PARTNERS GP LLC
POLITAN CAPITAL NY LLC
POLITAN INTERMEDIATE LTD.
POLITAN CAPITAL PARTNERS MASTER FUND LP
POLITAN CAPITAL PARTNERS LP
POLITAN CAPITAL OFFSHORE PARTNERS LP
QUENTIN KOFFEY
MATTHEW HALL
AARON KAPITO
WILLIAM JELLISON
DARLENE SOLOMON

(Name of Persons(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

Explanatory Note

This amended and restated proxy statement (the “Proxy Statement”) amends, supersedes and replaces entirely the definitive proxy statement filed with the Securities and Exchange Commission (the “SEC”) on June 21, 2024 (the “Original Proxy Statement”).

The Participants (as defined in this Proxy Statement) made the Original Proxy Statement available to the stockholders (the “Stockholders”) of Masimo Corporation (“Masimo” or the “Company”) in connection with the Participants’ solicitation of proxies at the 2024 annual meeting of Stockholders of the Company (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of Stockholders of the Company held in lieu thereof, the “2024 Annual Meeting”).

As described in greater detail in this Proxy Statement, the Company announced on July 16, 2024 that it had set a new record date of August 12, 2024 for the determination of Stockholders of the Company entitled to receive notice of, and vote at, the 2024 Annual Meeting (which date the Company had previously set as June 13, 2024). The Company also announced that it had postponed the 2024 Annual Meeting to September 19, 2024 from July 25, 2024. As of the date of this Proxy Statement, the 2024 Annual Meeting is scheduled to be held at 2:00 p.m. Pacific Daylight Time on September 19, 2024, at the Masimo Corporation Headquarters located at 52 Discovery, Irvine, California 92618. Furthermore, the Company announced that: “Any votes previously submitted by Masimo stockholders in connection with the 2024 Annual Meeting will not be counted and previous proxies submitted will be disregarded, and therefore, all stockholders will need to resubmit their votes, even if they have previously voted.”

The foregoing events were announced after the Original Proxy Statement and corresponding original proxy card and original voting instruction form were filed with the SEC and sent to the Company’s Stockholders and after the Company’s Stockholders had the ability to vote using such original proxy card or original voting instruction form.

This updated Proxy Statement and the enclosed updated WHITE universal proxy card and voting instruction form are first being mailed to the Company’s Stockholders on or about August 19, 2024. Stockholders should read the Proxy Statement in its entirety.

If you have previously voted on the WHITE universal proxy card or voting instruction form for the annual meeting previously scheduled for July 25, 2024, your vote is no longer valid. To enable your votes to be validly counted for the 2024 Annual Meeting, you must resubmit your vote on the updated WHITE universal proxy card or voting instruction form attached to this Proxy Statement for the 2024 Annual Meeting now scheduled to be held on September 19, 2024.

2024 ANNUAL MEETING OF STOCKHOLDERS
OF
MASIMO CORPORATION

PROXY STATEMENT
OF
POLITAN CAPITAL MANAGEMENT LP
POLITAN CAPITAL MANAGEMENT GP LLC
POLITAN CAPITAL PARTNERS GP LLC
POLITAN CAPITAL NY LLC
POLITAN INTERMEDIATE LTD.
POLITAN CAPITAL PARTNERS MASTER FUND LP
POLITAN CAPITAL PARTNERS LP
POLITAN CAPITAL OFFSHORE PARTNERS LP
QUENTIN KOFFEY
MATTHEW HALL
AARON KAPITO
WILLIAM JELLISON
DARLENE SOLOMON

PLEASE SIGN, DATE AND MAIL THE ENCLOSED
UPDATED WHITE UNIVERSAL PROXY CARD OR VOTING INSTRUCTION FORM TODAY

This amended and restated proxy statement (this “Proxy Statement”) and accompanying updated WHITE proxy card and voting instruction form are being furnished to stockholders of Masimo Corporation, a Delaware corporation (“Masimo” or the “Company”), by Politan Capital Management LP, a Delaware limited partnership (“Politan”), Politan Capital Management GP LLC, a Delaware limited liability company (“Politan Management”), Politan Capital Partners GP LLC, a Delaware limited liability company (“Politan GP”), Politan Capital NY LLC, a New York limited liability company (the “Record Stockholder”), Politan Intermediate Ltd., an exempted company organized under the laws of the Cayman Islands (“Politan Ltd.”), Politan Capital Partners Master Fund LP, an exempted limited partnership organized under the laws of the Cayman Islands (“Politan Master Fund”), Politan Capital Partners LP, a Delaware limited partnership (“Politan LP”), and Politan Capital Offshore Partners LP, an exempted company organized under the laws of the Cayman Islands (“Politan Offshore” and together with Politan LP and Politan Master Fund, collectively, the “Politan Funds”), Quentin Koffey, Matthew Hall, and Aaron Kapito (all of the foregoing Politan entities or individuals, collectively, the “Politan Parties” or “we,” “our” or “us”), William Jellison and Darlene Solomon (such individuals collectively with the Politan Parties, the “Participants”) in connection with the solicitation of proxies from the holders (the “Stockholders”) of common stock, $0.001 par value, of the Company (the “Common Stock”) at the 2024 annual meeting of Stockholders of the Company (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of Stockholders held in lieu thereof, the “2024 Annual Meeting”).

This Proxy Statement and the enclosed updated WHITE universal proxy card or voting instruction form are first being mailed to Stockholders on or about August 19, 2024.

As a significant, long-term Stockholder of Masimo, we are committed to maximizing the value of the Company for all Stockholders. To this end, we nominated a full slate of two independent director candidates to the Board of Directors of the Company (the “Board”) at the 2023 annual meeting of Stockholders (the “2023 Annual Meeting”): Michelle Brennan and Quentin Koffey (the “2023 Newly-Elected Directors”). Stockholders overwhelmingly elected the 2023 Newly-Elected Directors at the 2023 Annual Meeting. However, in spite of this resounding call for change, we believe that the Board and management team undermined attempts to improve the Company’s broken corporate governance—resulting in financial metrics, total shareholder return, and material risks to the Company only worsening (and which we describe in greater detail in the “Background of the Solicitation” discussion in this Proxy Statement).

It has become clear to Politan that more comprehensive action — including additional stockholder-driven change in the boardroom — is required to protect Stockholders from the legacy issues that plague the Company and to reposition the Company so that it can realize its full potential. Accordingly, we are nominating two high-qualified, independent director candidates: William Jellison and Darlene Solomon (each, a “Politan Nominee” and, together, the “Politan Nominees”), each of whom has ideal operational, industry and financial expertise, and is committed to bringing fully objective and openminded perspectives to the Board. We believe that, together with the 2023 Newly-Elected Directors, the Politan Nominees will be fierce advocates for Stockholders and for best in class corporate governance practices, and will facilitate a renewed focus on value creation in the Masimo boardroom.

We are seeking your support at the 2024 Annual Meeting scheduled to be held at the Masimo Corporation Headquarters located at 52 Discovery, Irvine, California 92618 on September 19, 2024, at 2:00 p.m., Pacific Daylight Time, in connection with the following items of business:

1.	Election of our two director nominees, William Jellison and Darlene Solomon, to the Board as Class II directors to serve until the 2025 annual meeting of Stockholders (the “2025 Annual Meeting”) and until their respective successors are duly elected and qualified;

2.	Ratification of the selection of Grant Thornton LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 28, 2024 (“Ratification of Auditors”);

3.	The advisory vote to approve the compensation of the Company’s named executive officers; and

4.	To approve the repeal of each provision of, or amendment to, the Company’s Fifth Amended and Restated Bylaws (as amended, supplemented or modified from time to time, the “Bylaws”) that the Board adopted without the approval of Stockholders subsequent to April 20, 2023, which is the date of the most recent publicly available amendment to the Bylaws, and up to and including the date of the 2024 Annual Meeting (the “Bylaw Proposal”).

Through this Proxy Statement and enclosed updated WHITE universal proxy card or voting instruction form, we are soliciting proxies to elect the two Politan Nominees to become Class II directors. The Politan Parties and Masimo will each be using a universal proxy card for voting on the election of directors at the 2024 Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to two nominees on the Politan Parties’ enclosed updated WHITE universal proxy card or voting instruction form. There is no need to use the Company’s gold proxy card or voting instruction form, regardless of how you wish to vote.

Assuming the Politan Nominees receive sufficient votes to be elected to the Board, your vote to elect the Politan Nominees will have the legal effect of replacing two incumbent directors of the Company on the Board. If elected, the Politan Nominees, subject to their fiduciary duties as directors, will seek to work with the other members of the Board to maximize Stockholder value. Together with the 2023 Newly-Elected Directors, the Politan Nominees will constitute a majority on the Board. There is no assurance that the Company’s other directors will serve as directors if one or both of the Politan Nominees are elected.

You should refer to the proxy statement filed by the Company in connection with the 2024 Annual Meeting (as amended, the “Company Proxy Statement”) for the 2024 Annual Meeting, which may be accessed without cost on the Securities and Exchange Commission’s website at www.sec.gov, for the names, background, qualifications and other information concerning the Company’s nominees.

Stockholders are permitted to vote for less than two nominees or for any combination (up to two total) of the Politan Nominees and the Company’s nominees on the updated WHITE universal proxy card or voting instruction form. The Politan Parties urge Stockholders to use our updated WHITE universal proxy card or voting instruction form to vote “FOR” both of the Politan Nominees and vote to “WITHHOLD” on the Company’s nominees.

IMPORTANTLY, IF YOU MARK MORE THAN TWO “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

The Company has set the close of business on August 12, 2024 as the record date for determining Stockholders entitled to notice of, and to vote at, the 2024 Annual Meeting (the “Record Date”). Stockholders of record at the close of business on the Record Date will be entitled to vote at the 2024 Annual Meeting. Each outstanding share of Common Stock is entitled to one vote on each matter to be voted on at the 2024 Annual Meeting. According to the Company Proxy Statement, at the close of business on the Record Date, there were 53,182,247 shares of Common Stock outstanding and entitled to vote and no shares of preferred stock outstanding or entitled to vote. The mailing address of the principal executive offices of the Company is 52 Discovery, Irvine, California 92618.

As of the date hereof, the members of the Politan Parties in this solicitation collectively own an aggregate of 4,713,518 shares of Common Stock (the “Politan Group Shares”). Mr. Koffey may be deemed to own an aggregate of 4,714,746 shares of Common Stock, which includes 1,228 shares of Common Stock that vested on June 26, 2024 from the restricted stock units (“RSUs”) granted to Mr. Koffey on June 26, 2023 by virtue of his position as a director of the Company (such shares, the “Koffey Shares” and, together with the Politan Group Shares, the “Politan Shares”). The applicable Participants intend to vote the Politan Shares “FOR” the election of the Politan Nominees, “FOR” the ratification of Grant Thornton LLP as the Company’s independent registered public accounting firm for the 2024 fiscal year, “AGAINST” the approval of named executive officer compensation and “FOR” the approval of the Bylaw Proposal.

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed updated WHITE universal proxy card or voting instruction form today.

THIS SOLICITATION IS BEING MADE BY the PARTICIPANTS AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. The Politan Parties Are NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE 2024 ANNUAL MEETING OTHER THAN AS DESCRIBED HEREIN. SHOULD OTHER MATTERS, WHICH the Politan Parties are NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE 2024 ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED UPDATED WHITE UNIVERSAL PROXY CARD OR VOTING INSTRUCTION FORM WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

The POLITAN Parties URGE YOU TO VOTE “FOR” THE POLITAN NOMINEES AND “WITHHOLD” ON THE COMPANY NOMINEES, BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED UPDATED WHITE UNIVERSAL PROXY CARD OR VOTING INSTRUCTION FORM TODAY. PLEASE SIGN, DATE AND RETURN THE UPDATED WHITE UNIVERSAL PROXY CARD OR VOTING INSTRUCTION FORM VOTING “FOR” THE ELECTION OF THE POLITAN NOMINEES.

HOLDERS OF SHARES AS OF THE RECORD DATE ARE URGED TO SUBMIT A UPDATED WHITE UNIVERSAL PROXY CARD OR VOTING INSTRUCTION FORM EVEN IF YOUR SHARES OF COMMON STOCK WERE SOLD AFTER THE RECORD DATE.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED UPDATED WHITE UNIVERSAL PROXY CARD OR VOTING INSTRUCTION FORM. THE LATEST DATED PROXY IS THE ONLY ONE THAT WILL BE COUNTED. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE 2024 ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE 2024 ANNUAL MEETING OR BY VOTING IN PERSON AT THE 2024 ANNUAL MEETING.

If you have previously voted on the WHITE universal proxy card or voting instruction form for the annual meeting previously scheduled for July 25, 2024, your vote is no longer valid. To enable your votes to be validly counted for the 2024 Annual Meeting, you must resubmit your vote on the updated WHITE universal proxy card or voting instruction form attached to this Proxy Statement for the 2024 Annual Meeting now scheduled to be held on September 19, 2024.

Important Notice Regarding the Availability of Proxy Materials for the 2024 Annual Meeting:

This Proxy Statement and our updated WHITE universal proxy card or voting instruction form are available at www.AdvanceMasimo.com

IMPORTANT

Your vote is important, no matter how many shares of Common Stock you own. We urge you to sign, date, and return the enclosed updated WHITE universal proxy card or voting instruction form today to vote FOR the election of the Politan Nominees and in accordance with the Politan Parties’ recommendations on the other proposals on the agenda for the 2024 Annual Meeting.

○	If your shares of Common Stock are registered in your own name, please sign and date the enclosed updated WHITE universal proxy card and return it to Politan c/o D.F. King & Co., Inc., 48 Wall Street, New York, New York 10005 (“D.F. King”) in the enclosed envelope today.

○	If your shares of Common Stock are held in a brokerage account you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a updated WHITE voting instruction form, are being forwarded to you by your broker. As a beneficial owner, if you wish to vote, you must instruct your broker how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

○	Depending upon your broker, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

As we are using a “universal” proxy card containing both of the Politan Nominees as well as the Company’s nominees, there is no need to use any other proxy card regardless of how you intend to vote.

The Politan Parties strongly urge you NOT to sign or return any universal proxy cards or voting instruction forms that you may receive from Masimo. If you return the gold management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have sent to us previously.

If you have any questions, require assistance in voting your updated WHITE universal proxy card or voting instruction form, or need additional copies of Politan’s proxy materials, please contact D.F. King using the contact information provided here:

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

Stockholders call toll-free: (888) 628-8208

Banks and Brokers call: (212) 269-5550

By Email: MASI@dfking.com

Background of the Solicitation

The following is a chronology of events leading up to this proxy solicitation:

•	On August 16, 2022, Politan filed a Schedule 13D publicly disclosing beneficial ownership of approximately 8.4% of the Company’s then outstanding Common Stock. Politan made no public statements other than the Schedule 13D filing.

•	Mr. Kiani agreed to meet Mr. Koffey for the first time on September 2, 2022. Shortly thereafter on September 9, 2022, the Company filed a Form 8-K announcing that the Board had (i) approved a Rights Agreement and (ii) amended and restated the Company’s bylaws to add new requirements for the nomination and election of directors by Stockholders that imposed highly burdensome requirements on investment fund Stockholders seeking to nominate directors (the “Bylaw Amendments” and the Company’s restated bylaws, the “Third Amended and Restated Bylaws”). In the following months, Politan and its counsel privately tried to persuade the Company to rescind the Bylaw Amendments and modify the Company’s employment agreement with Mr. Kiani (as amended, the “Employment Agreement”). Ultimately, on October 21, 2022, Politan filed a complaint in the Delaware Court of Chancery (the “Court of Chancery”) against the Company and the Board to invalidate the Bylaw Amendments and certain provisions in the Employment Agreement (the “2022 Court of Chancery Action”). Following extensive motion practice and discovery requests, including the Company attempting to subpoena Politan’s investors, the Court of Chancery issued several rulings in favor of Politan. Masimo then repealed the Bylaw Amendments and Mr. Kiani agreed to modifications in the Employment Agreement that allowed a majority of the Board to turn over in 2023 and 2024 without triggering a payment to Mr. Kiani. The judge noted that “Politan blew this case out of the water.” He further stated that “[t]here should be zero doubt, however, that the repeal of the challenged advance notice bylaw provisions here had remarkable value and was, frankly, an extraordinary corporate benefit.”

•	On May 1, 2023, Politan nominated Michelle Brennan and Quentin Koffey for election to the Board at the 2023 Annual Meeting.

•	On Friday, June 23, 2023, preliminary vote totals indicated that Politan’s nominees would both be elected to the Board at the upcoming Monday’s 2023 Annual Meeting.

•	On Saturday, June 24, 2023, the Board met to delegate authority to Mr. Kiani to pursue and carry out a sale of the entire Company, without any obligation to provide process updates to the Board or to obtain any additional Board approvals to retain financial or other advisors. The Board also concurrently made determinations about the Lead Independent Director and committee assignments. To date, Ms. Brennan and Mr. Koffey have only been provided redacted minutes from this Board meeting. This Board decision occurred before the 2023 Annual Meeting without the knowledge or involvement of Ms. Brennan and Mr. Koffey, despite it having at that point been clear that they would almost certainly be elected to the Board in just two days. In fact, Ms. Brennan and Mr. Koffey did not even receive a substantive update about the process until the first in-person Board meeting, which occurred on October 31, 2023—more than four months after Mr. Kiani had started the sale process.

At no point in 2023 after the June Board meeting was the Board ever presented with any strategic options other than a full Company sale. By late October, Mr. Kiani had already engaged financial advisors, contacted multiple financial sponsors and held multiple discussions in connection with a Company sale. Mr. Kiani did so on behalf of the Company. Ultimately in January 2024, Mr. Kiani told the full Board that he was unable to find a deal on what he considered to be satisfactory terms. To date, the 2023 Newly-Elected Directors have still not been told what terms Mr. Kiani was seeking in the transaction.

•	On Monday, June 26, 2023, the Company held the 2023 Annual Meeting at which the Stockholders elected the 2023 Newly-Elected Directors to replace two incumbent directors.

•	Promptly after the 2023 Annual Meeting, and regularly thereafter, the 2023 Newly-Elected Directors requested the opportunity to meet and speak with senior management, to receive and analyze information about the Company and its financial condition and operations, and to participate in other customary onboarding and orientation activities for new Board members. The Politan Parties believe that the Company failed to properly act on these requests. The 2023 Newly-Elected Directors believed that the absence of a customary onboarding made it difficult for them to engage in certain Board functions, such as review of regular disclosures to investors. The following is an illustrative set of examples of the challenges the 2023 Newly-Elected Directors faced in attempting to exercise oversight over the Company’s operations:

○	In an effort to facilitate a more collaborative boardroom dynamic, on August 28, 2023, Politan, through counsel, informed Masimo that it and the California State Teachers’ Retirement System intended to drop the 2022 Court of Chancery Action regarding the Employment Agreement without prejudice. The 2023 Newly-Elected Directors met Mr. Kiani in person on Friday, September 1, 2023 (the day before Labor Day weekend, when the Company headquarters was nearly empty). They received an overview of Mr. Kiani’s vision for the Company and toured the Company’s discovery lab. They did not meet any other members of senior management. This was the sole onboarding that Ms. Brennan and Mr. Koffey received other than receiving prior Board books and Board meeting minutes. Notably, the Board books contained barely any financial information beyond the earnings presentations posted on the Company’s website.

○	When the Audit Committee was asked to sign off on the Quarterly Report on Form 10-Q for the second and third quarter of 2023 and first quarter of 2024, Mr. Koffey declined in each case to do so, believing that, despite the numerous requests, he had not received sufficient financial and operational information regarding the Company to fully evaluate the information and analysis presented in the report.

○	On February 26, 2024, the Board met to discuss and finalize the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2023 (the “2023 Annual Report”). The Company’s management team discussed a draft of the 2023 Annual Report with the Board, but following such discussion, a majority of the independent directors of the Board were unwilling to sign the 2023 Annual Report until additional information that the 2023 Newly-Elected Directors had repeatedly requested was provided.

○	On February 27, 2024, the Board reconvened to discuss the 2023 Annual Report in advance of the filing deadline. In one hour, brief presentations were made by the heads of Finance & Accounting, Cybersecurity, Compliance, Quality, and Supply Chain. This was the first time that the full Board heard from these groups. The 2023 Newly-Elected Directors believed there was insufficient time for questions. At the conclusion of the management presentations, a majority of the Board signed the 2023 Annual Report, but the 2023 Newly-Elected Directors remained unwilling to approve the document given what they viewed as the extremely abbreviated nature of the presentations on important topics that raised concerns and about which there was not time for discussion or questions.

○	In late 2023, the 2023 Newly-Elected Directors began asking to see a draft budget for FY 2024 so that the Board could review and comment prior to being asked for their approval. They were informed that no budget approval was required. The only budget information the 2023 Newly-Elected Directors were ever subsequently given was the same financial guidance provided publicly to the market. No draft or final budget was ever provided to the Board. The Board never approved a budget or even had the opportunity to provide input.

○	The Company purchased the consumer technology company Sound United for approximately $1.024 billion in 2022 and it subsequently experienced a significant deterioration in business performance. The Company’s 2023 Annual Report disclosed a $10 million impairment with respect to the Sound United business segment (less than 1% of the purchase price). As a member of the Audit Committee, Mr. Koffey asked to review the impairment analysis multiple times. To date, he has never been able to review the Company’s impairment analysis and does not know why only $10 million of impairment has been taken.

○	Following the dramatic decline in sales during the second quarter of 2023, the 2023 Newly-Elected Directors asked to speak with the head of U.S. sales for the Company’s professional healthcare business. To date, they have never been able to speak with such executive and therefore have not been able to adequately learn about the discounting and bulk orders whose discontinuation appear to have dramatically impacted sales starting in the second quarter of 2023.

○	Following the dramatic decline in sales in the consumer division, the 2023 Newly-Elected Directors asked to speak with the head of the Company’s consumer division. To date, they have never been able to speak with such executive other than to hear him present for approximately half an hour at a February 2024 Board meeting.

○	From when they first joined the Board and repeated regularly thereafter, the 2023 Newly-Elected Directors asked to have onboarding sessions with the Company’s heads of quality, compliance, and regulatory divisions. To date, they have not been granted an opportunity to speak with any of them, other than the single abbreviated evening session on February 27, 2024 on the eve of signing the 2023 Annual Report.

○	From when they first joined the Board and regularly thereafter, the 2023 Newly-Elected Directors have asked for any currently existing and available market studies, product roadmaps, or business cases for products sold by the Company in order to understand why certain products were launched. To be clear, the 2023 Newly-Elected Directors did not ask management to create work products but rather asked management to pass along to the directors any already existing analysis that management had reviewed when making decisions to develop and launch products. To date, the 2023 Newly-Elected Directors have never seen any such materials.

○	From when they first joined the Board and regularly thereafter, the 2023 Newly-Elected Directors asked for information on research and development (“R&D”) spending so they could understand how much was being spent on what initiatives. To date, they have never received any information on R&D beyond the publicly disclosed consolidated R&D number disclosed in the Company’s quarterly reports and 2023 Annual Report. The 2023 Newly-Elected Directors made similar requests about cost of goods sold and selling, general, and administrative expenses and have similarly received no more detailed information than what has been publicly disclosed in the Company’s quarterly reports and 2023 Annual Report.

○	As detailed below, the 2023 Newly-Elected Directors have consistently made requests to learn about the separation process that the Company’s management is currently pursuing. Only following a formal request under Delaware law was such basic information as the name of the joint venture partner provided to the Board.

•	Prior to the 2023 Annual Meeting, from mid-February through March 2023, the Board interviewed Rolf A. Classon and Robert A. Chapek. The majority of the Board later added each of them to the Board in November 2023 and January 2024, respectively.

•	In August and September of 2023, Mr. Kiani and Eli Kammerman, Head of Investor Relations at the Company, made multiple public statements regarding the search for new directors which Politan believes were misleading. For example, on August 8, 2023, Mr. Kiani noted that the Nominating Committee was “starting a little bit from scratch” on a search for new directors. On September 8, 2023 Mr. Kammerman stated: “the Board has a new head of the Nominating Committee, that’s Craig Reynolds, one of the legacy Board members. And it also has a new member on that committee, Michelle Brennan, one of the people elected back in June. That committee is now engaged in evaluation and screening of potential new members. And as Joe Kiani said in our second quarter earnings call they’re working to get seats number six and number seven filled as soon as possible.” Yet at the time of these statements, the Nominating Committee had never even met once since the 2023 Annual Meeting. Further, the search firm that had been engaged by the Board to conduct a director candidate search was on hold and not reaching out to new director candidates.

○	On November 3, 2023 the Board appointed Mr. Classon as a Class II director, over the objections of the 2023 Newly-Elected Directors, who believed there was a total absence of a legitimate search process. The appointment of Mr. Classon had not been included in the agenda for the Board meeting. As noted above, the Board had previously interviewed Mr. Classon as a potential director in February and March of 2023.

○	On January 15, 2024, the Board appointed Mr. Chapek as a Class I director, over the objections of the 2023 Newly-Elected Directors, who believed there was a total absence of a legitimate search process. Mr. Kiani referred Mr. Chapek to the Board as a director candidate, and, as noted above, the Board had previously interviewed Mr. Chapek as a potential director in the first quarter of 2023.

Mr. Chapek was added to the same director class as Ms. Brennan and Mr. Koffey, the class with the longest term remaining before re-election at the 2026 annual meeting of Stockholders. Mr. Koffey voiced concerns that the Company was depriving Stockholders of the opportunity to evaluate and vote on Mr. Chapek’s nomination at the earliest reasonably practicable time, which would be the 2024 Annual Meeting. Consequently, Mr. Koffey believed that Mr. Chapek should have been appointed as a Class II director and be up for election at the 2024 Annual Meeting.

•	Beginning in January 2024, Mr. Koffey and Mr. Kiani began preliminary discussions regarding potential strategic options for the Company.

○	On January 29, 2024, Mr. Kiani noted at a dinner with Mr. Koffey that his efforts to sell the Company on terms he found satisfactory had not materialized. Mr. Koffey made clear that Politan was strongly considering nominating director candidates for election at the 2024 Annual Meeting, given his frustration with the lack of meaningful engagement with the full Board since the 2023 Annual Meeting. Mr. Kiani proposed the Company purchase Politan’s shares in the Company at a substantial premium in exchange for Politan agreeing to not purchase more shares and to never run a proxy contest in the future. Mr. Koffey flatly rejected this idea.

Mr. Kiani then revived the idea proposed by Politan nearly a year earlier to separate the consumer business from the rest of the Company. Mr. Kiani proposed leaving Masimo and heading the separated consumer-focused company on the condition that he controlled that company and that his departure not be considered a resignation (and therefore result in forfeiture of certain compensation) under the terms of his Employment Agreement.

○	On January 30, 2024, Mr. Koffey met with Mr. Kiani to further explore the proposed separation of the consumer business subject to the conditions Mr. Kiani had earlier raised and a commitment from Politan to forego nominating any director candidates during separation discussions. Mr. Koffey stated that as a single director on the Board, he was not in a position to negotiate or agree to Mr. Kiani’s requests and suggested that it would be advisable for the whole Board to consider forming a special committee to negotiate the separation given the related party issues.

○	The next day, Mr. Koffey’s counsel sent a summary of initial, high-level terms to serve as a basis for discussion between a Board special committee once formed and Mr. Kiani with respect to the proposed separation. Mr. Kiani’s counsel responded on February 3, 2024 with a substantially revised term sheet that significantly expanded on Mr. Kiani’s earlier positions. Mr. Kiani’s demands at this stage included: that the Company’s corporate headquarters and corporate jet be included in the spun off assets; that the Company contribute up to $150 million in cash plus working capital to the new consumer entity; that the new entity have a class of 20:1 supermajority voting stock that would confer majority voting control to Mr. Kiani, granted to him without additional consideration; that the new entity be incorporated in Nevada; that Mr. Kiani’s departure to head the consumer business result in the immediate acceleration and pay out of the Special Payment in his Employment Agreement; that Mr. Kiani be Executive Chairman of the new entity but that a chief executive officer would also be selected and compensated; that certain unspecified intellectual property of the Company be shared or licensed between the Company and the new consumer entity; and that Mr. Kiani receive additional compensation to serve as a special advisor to the Company. Mr. Kiani later informed the Board verbally that he wanted the consumer business to take the name “Masimo” and that the remaining (historical) business of the Company should be renamed. Mr. Koffey responded with a call to Mr. Kiani again noting he was not in a position to negotiate or agree to the terms proposed by his counsel and reiterated that the Board should form a special committee to negotiate such a related party transaction with him. Mr. Kiani stated that he understood that there was no agreement, but that he wanted it to be clear what his requests were and he agreed to have the Board form a special committee.

•	On February 13, 2024, the Board formed a special committee comprised of directors who represented a majority of the Board (the “Special Committee”) to evaluate related party aspects of the separation, including those relating to intellectual property, trademark use, governance control and other matters. The Special Committee consisted of Ms. Brennan, Mr. Classon, Mr. Koffey and Mr. Reynolds, and was empowered to evaluate and negotiate the separation of the consumer business and explore alternative transactions. The Special Committee unanimously decided to retain Sullivan & Cromwell LLP to serve as its legal counsel, engaged Centerview Partners LLC to serve as its financial advisor and selected Mr. Koffey as its chairman. The Special Committee subsequently met regularly from mid-February through March of 2024.

○	On March 11, 2024 the Special Committee unanimously agreed to send a revised term sheet that rejected the terms that Mr. Kiani had proposed and instead reflected the Special Committee’s independent position on the separation transaction to Mr. Kiani.

The term sheet proposed an independent, external advisory process to assist the Special Committee in determining the perimeter of intellectual property transfer and licensing. The scope and duration of key intellectual property licenses between the two companies would be highly material to any transaction, and if handled improperly, could result in a significant valuation impairment to the legacy healthcare business as well as give the consumer products business significant advantages and influence over the legacy healthcare business.

○	On March 12, 2024, Mr. Kiani called Mr. Koffey and said that he would seek to dissolve the Special Committee. The Special Committee was later dissolved by the Board.

•	On March 20, 2024, the Company entered into a confidentiality agreement with a potential joint venture partner in connection with the separation of the consumer business. The full Board knew nothing about the existence of the joint venture partner or any discussions that had occurred. The full Board was never notified that a confidentiality agreement had been entered into or that any confidential information had been exchanged until nearly eight weeks later on May 13, 2024.

After Mr. Koffey informed the Company that the Politan Parties would be nominating candidates at the 2024 Annual Meeting, on March 22, 2024, the Board approved a press release announcing that the Board had authorized management to evaluate the separation and the expectation that Mr. Kiani would remain Chairman and Chief Executive Officer of the Company and be named chairman of the newly separated company. The full Board did not receive a draft of the press release until the Board meeting had commenced, and the meeting agenda made no mention of a vote on any matter, let alone authorizing management to evaluate the separation of the consumer business. The press release was approved over the objections of the 2023 Newly-Elected Directors. Neither the Special Committee nor its advisors were shown the draft release prior to its being presented to the Board and its issuance. Furthermore, the full Board remained unaware that a joint venture proposal was being considered by management in lieu of a spin-off. The full Board was also unaware that discussions with a potential joint venture partner were occurring and that the confidentiality agreement with such party had been signed the previous week. At this same Board meeting, Mr. Kiani stated that he would pursue the same separation of the consumer business that the Special Committee had rejected, but would not need to purchase control of the new entity and could therefore dissolve the Special Committee.

•	On March 25, 2024, the Politan Parties, through counsel, submitted to the Company a notice nominating William Jellison and Darlene Solomon for election as independent Class II directors at the 2024 Annual Meeting. Neither Mr. Jellison nor Dr. Solomon have any pre-existing relationship with Politan or any of Masimo’s Board members and were identified via a nationally recognized search firm. The Politan Parties believe that the Politan Nominees will bring crucial expertise and an independent perspective that is sorely needed on the Board. In disclosing their nominees, the Politan Parties also announced their support of a strategic review of the separation of the consumer business, while also noting that they have “serious concerns given the lack of basic governance and oversight we have observed since joining the Board.” The Politan Parties also stated that they have “serious concerns that Mr. Kiani, without proper oversight, will seek to push through a spin-off with poor corporate governance and intellectual property arrangements where assets are allocated in such a manner designed to maintain his control and influence of both separated companies.”

The release specifically stated that the two highly qualified Politan Nominees could be added to the Board immediately, without undertaking a costly and distracting proxy contest and without removing any of the then-incumbent directors, including Mr. Kiani.

•	Also on March 25, 2024, members of the full Board learned for the first time through Mr. Kiani’s interviews with the media that the Company had been approached by a potential joint venture partner in the consumer business. As reported in the Wall Street Journal, Mr. Kiani stated “the company…has been approached by a potential partner…a joint venture would likely be much faster.”[1] Mr. Kiani repeated these comments in a television interview on CNBC later that day, noting that “over the weekend, we’ve been discussing with a group that came forward after they saw our announcement… maybe we do a joint venture with them.” As noted above, at the time of the Mr. Kiani’s commentary, the full Board had not yet been told of the existence of a potential joint venture partner or that such joint venture partner had already signed a non-disclosure agreement on March 20, 2024.

Despite multiple requests after the public disclosure of the joint venture partner’s existence, Mr. Kiani refused to disclose the identity of the potential joint venture partner to the full Board until after Mr. Koffey demanded that information by exercising his rights as a director under Section 220 of the Delaware General Corporation Law (the “DGCL”). For example, Mr. Kiani refused to disclose the identity of the potential joint venture partner — after the Company had already entered into a term sheet with the potential joint venture partner — unless directors signed NDAs with the Company in their personal capacities.

•	On March 26, 2024, Mr. Koffey on behalf of Politan wrote to the Board to advocate that the Company should not take any actions prior to the 2024 Annual Meeting that could negatively impact shareholder election rights. The Company’s legacy classified Board structure meant that it was fundamental for Stockholders to be able to contest sequential annual elections.

•	On April 2, 2024, Politan and the Company entered into a framework agreement containing certain use and confidentiality restrictions in connection with the Board’s proposed discussions with the Politan Nominees. In the weeks that followed, the Politan Nominees individually met with members of the Board, including Mr. Kiani.

[1]	Ben Glickman, Masimo May Look at Joint Venture for Consumer Split, CEO Says, WALL ST. J. (March 25, 2024, 1:59 PM), https://www.wsj.com/business/masimo-may-look-at-joint-venture-for-consumer-split-ceo-says-1e0f2b4c.

•	On April 4, 2024, Mr. Reynolds, Mr. Classon and Mr. Chapek called Mr. Koffey to propose a settlement arrangement to the proxy contest: in return for agreeing to add Mr. Jellison and Dr. Solomon to the Board, the three directors proposed that Politan agree that Mr. Kiani would resign as Chief Executive Officer of the Company and assume the role of Executive Chairman of a new entity holding the consumer business that would in the separation take the corporate headquarters and jet, $150 million in cash, a full acceleration and payment of Mr. Kiani’s special payment under his Employment Agreement (of approximately $400 million at the time), the pre-selection of Mr. Kiani’s preferred law firm Knobbe, Martens, Olson & Bear to represent the Board in the separation of the Company’s intellectual property, and Politan’s abandonment of any remaining challenges in the Court of Chancery to Mr. Kiani’s compensation arrangement. Mr. Koffey declined to agree to these terms given the restrictions they could impose on the independence of the Board and the potential impact they could have on long-term shareholder value, especially the lack of independent oversight of the separation of the Company’s intellectual property.

•	On April 25, 2024, in advance of the April 30, 2024 Board meeting, Mr. Koffey became aware that Company management was seeking to enter into a binding agreement regarding the sale/joint venture of the consumer business in June 2024 and therefore prior to the annual meeting, which was proposed for the end of July.

•	Also on April 25, 2024, Mr. Koffey emailed the Company’s Corporate Secretary to propose that items be added to the agenda at the next Board meeting, including the following:

○	that the Company hold its annual meeting earlier in the year than the proposed July 25, 2024 date (which would fall approximately thirteen months after the 2023 Annual Meeting and was therefore the latest permissible day under Delaware law and the Bylaws), which timing of the meeting in July was outside the Company’s historical practice;

○	that the Company would not enter into any binding agreements or joint ventures relating to the separation of the consumer business until after the conclusion of the 2024 Annual Meeting; and

○	that Mr. Kiani and Mr. Reynolds switch director classes such that Mr. Reynolds be nominated as a Class II director nominee up for election at the 2024 Annual Meeting and Mr. Kiani become a Class III director up for election at the 2025 Annual Meeting.

Mr. Koffey contended that this director class realignment proposal would have the benefit of allowing Mr. Kiani to remain on the Board even if the proxy contest with Politan were to continue.

•	On April 29, 2024, the Company disclosed that 2,972,778 shares of Common Stock[2] (valued at the time at roughly $400 million and representing nearly 6% of the Common Stock outstanding) beneficially owned by Mr. Kiani had been pledged as collateral for personal loans, which total was more than seven times the 400,000 shares that were disclosed as pledged before the 2023 Annual Meeting and was approximately 75% of his stock ownership. The full Board only learned about this increased pledge when the draft of the April 29, 2024 filing was circulated to the Board a few days earlier and no additional information about the pledge was ever provided. The current Compensation Committee never voted to approve Mr. Kiani’s increase in pledged shares.[3] The Company Proxy Statement disclosed that Mr. Kiani “sought and received the approval of the Compensation Committee prior to entering into this transaction [i.e., the personal loan] in 2013”. Other than the public disclosures, members of the current Board do not know the purpose for which Mr. Kiani’s shares are pledged or what the terms of the pledge entail, including the ways in which Mr. Kiani could liquidate the shares.

•	On April 30, 2024, the Board met and voted, over the objections of the 2023 Newly-Elected Directors, to reject Mr. Koffey’s proposals made in writing to the Company’s Corporate Secretary on April 25, 2024.

•	Also on April 30, 2024, the full Board was informed, for the first time, that the Company had, nearly six weeks earlier, received a civil investigative demand from the Department of Justice and a subpoena from the Securities and Exchange Commission (the “SEC”) on March 25, 2024 and March 26, 2024, respectively. The Company later publicly disclosed this information on May 7, 2024, in the Company’s Quarterly Report on Form 10-Q (the “Q1 2024 10-Q”).

•	Also on April 30, 2024, the Board resolved to set the date of the Company’s 2024 annual meeting of stockholders as July 25, 2024 and the record date for such meeting as June 13, 2024.

•	On May 2, 2024, Mr. Koffey sent a letter to Mr. Kiani to express his concerns with the Board’s approach to the separation of the consumer business. Among other things, Mr. Koffey requested the identity of the potential joint venture partner and information about the status of negotiations and terms. Mr. Kiani later responded on May 8, 2024, declining to provide such basic information as even the identity of the joint venture partner, which prompted Mr. Koffey, in his capacity as a member of the Board, to submit that same day a books and records request pursuant to Section 220 of the DGCL, regarding the potential separation (the “Koffey Records Request”).

•	Two weeks later, on May 16, 2024, the Board was for the first time provided with the name of the joint venture partner. In addition, the Board was provided with an executed non-binding term sheet between the Company and the joint venture partner. The Company Proxy Statement erroneously states that the term sheet was “proposed”; however, the term sheet had already been executed by Mr. Kiani and the joint venture partner a week earlier on May 7, 2024, without the knowledge of the Board.

[2]	The Company Proxy Statement later disclosed this number had dropped to 2,447,778, p. 73, which is still more than six times the amount disclosed prior to the 2023 Annual Meeting.

[3]	Company Proxy Statement, p. 65 (“In addition, all pledging of our equity securities by our executive officers and members of our Board must be pre-approved by the Compensation Committee...”).

The Company and a director aligned with Mr. Kiani made separate books and records requests of Mr. Koffey regarding the proposed separation, which Mr. Koffey believes to be retaliatory and inappropriate. On June 11, 2024, the Company demanded that Mr. Koffey turn over his personal and business emails and texts regarding the potential separation, and on June 13, 2024, Mr. Reynolds requested from Mr. Koffey materials including those related to the Special Committee’s work. Mr. Koffey’s counsel wrote to the Company’s counsel on June 17, 2024: “instead of providing Mr. Koffey with even basic information about the Potential Transactions, the Company (aided by a director aligned with Joe Kiani), through the Reynolds Demand, has demanded that Mr. Koffey produce his emails and text messages regarding the Special Committee process, including privileged communications with counsel to the Special Committee and communications among independent directors reflecting their views of Mr. Kiani’s negotiating positions.” Mr. Koffey, through counsel, said that although he believed the requests were retaliatory in nature and that neither the Company nor Mr. Reynolds had the authority to demand the information requested from him, he would provide such materials (which are limited, given the extremely small amount of information he had received from the Company at the time) to the independent directors so long as the independent directors committed not to share them with management. On June 19, 2024, the Company produced a batch of materials to Mr. Koffey relating to the Koffey Records Request, and at the time of the filing of this Proxy Statement, those materials were under review.

•	On May 6, 2024, in a phone call with Mr. Koffey, Mr. Reynolds communicated that the Company was prepared to appoint Mr. Jellison to the Board as a Class II director in exchange for Politan withdrawing Dr. Solomon’s nomination and ending its proxy contest. The next day, Mr. Reynolds informed Mr. Koffey in a text message that Mr. Koffey had to respond by email to the proposal by 4:00 p.m. Eastern Time on May 7, 2024 (less than 24 hours after Mr. Reynolds first relayed the terms).

•	On May 8, 2024, the Company announced the resignation of Mr. Classon as a director, effective May 10, 2024.

•	On May 9, 2024, Mr. Reynolds, in his capacity as the lead independent director of the Board, sent a letter, which he promptly made public, to Mr. Koffey in which Mr. Reynolds proposed appointing Mr. Jellison to the Board in exchange for Politan withdrawing Dr. Solomon’s nomination and ending its proxy contest (the “May 9 Proposal”). Mr. Koffey, on behalf of Politan, responded in a letter that same day to Mr. Reynolds, stating that the May 9 Proposal “falls well short of resolving the fundamental governance problems at Masimo, while simultaneously introducing others.” The response to the May 9 Proposal further noted that “seating one Politan nominee will simply deadlock the Board—something broadly criticized by governance experts which would merely continue the status quo under which Mr. Kiani can do whatever he wants however he wants with no Board oversight” and concluded that there is a “straightforward and clear solution” to Masimo’s need for “a majority of truly independent directors,” specifically the appointment of both Mr. Jellison and Dr. Solomon to the Board immediately. If Mr. Jellison and Dr. Solomon were appointed, Politan stated that it would not oppose the re-election of Mr. Kiani to the Board.

•	On May 15, 2024, Mr. Kiani was interviewed at a Bank of America Healthcare Conference and discussed the potential timing for a joint venture transaction to effect the proposed separation. Mr. Kiani said:

“We may have been able to even do a JV before the shareholder meeting because the JV wants to get it done by June 25, but right now, the activist is pushing back, threatening litigation. So I don’t want to get into a lawsuit. I’d rather wait until after the proxy to do it. Hopefully, they won’t go away. I always say the most important thing to any deal is momentum. And so I hate the fact we’re going to lose momentum, and I hope that will go away. But I thought the shareholders wanted that. And if they do, they should tell him to back off because it’s threatening to sue us if we try to do the JV before the proxy, and I don’t want to do it.”

•	On May 16, 2024, at the same meeting at which the identity of the potential joint venture partner was made known to the full Board for the first time, the Board voted, over the objections of the 2023 Newly-Elected Directors, to propose Christopher G. Chavez as a nominee for election at the 2024 Annual Meeting to fill the Class II director position left vacant by Mr. Classon’s resignation. Mr. Kiani had referred Mr. Chavez to the Board as a director candidate. The Nominating Committee had not met to discuss Mr. Chavez’s nomination or consider alternative candidates. On May 23, 2024, in an email to Mr. Koffey, Mr. Reynolds proposed appointing Mr. Jellison and Mr. Chavez to the Board, which would expand the Board to seven members, in exchange for Politan withdrawing Dr. Solomon’s nomination and ending its proxy contest. Mr. Reynolds offered to arrange a meeting between Mr. Koffey and Mr. Chavez. Mr. Koffey responded by offering to meet with Mr. Chavez, and the two spoke for over an hour on May 27, 2024. On May 29, 2024, in a phone call with Mr. Reynolds and Mr. Chapek, Mr. Koffey stated that Politan would not support adding Mr. Chavez to the Board. On that same call, Mr. Koffey reiterated Politan’s proposal that Mr. Jellison and Dr. Solomon be added to the Board and that Mr. Kiani could remain on the Board and the proxy solicitation would be over.

•	On May 31, 2024, the Company issued a press release announcing its nomination of Mr. Chavez as a Class II director on the Board and said, “members of the Board contacted and considered several candidates with skills and experiences that would enhance the Board’s slate.” As noted above, the Nominating Committee had not met or considered Mr. Chavez or any alternative candidates and had not nominated Mr. Chavez to the full Board (see references to the Nominating Committee and Mr. Chavez on May 16, 2024, above).

•	On June 5, 2024, the Company’s Executive Vice President and Chief Financial Officer, Micah Young, discussed the proposed separation at the Jeffries 2024 Global Healthcare Conference, including the division of intellectual property between Masimo and the proposed separated consumer business. Politan viewed these comments as unusual and premature in that they did not reflect the analysis or input of the full Board with respect to the proposed separation.

•	On June 17, 2024, the Company filed the definitive version of the Company Proxy Statement with the SEC, followed by the Politan Parties’ original definitive proxy statement filed on June 21, 2024.

•	On July 3, 2024, Mr. Koffey, on behalf of Politan, wrote a letter to notify the Board that Politan believed, based on share movement and preliminary voting data available to Politan, that an investor had engaged in a trading strategy known as “record date capture” and “empty voting” that provides the investor the ability to vote shares with respect to which they do not have economic exposure (the “Empty Voting Letter”). Mr. Koffey requested that the Board set a new record date for the 2024 Annual Meeting, without postponing the date of the 2024 Annual Meeting, and to take other appropriate measures to investigate and address the empty voting scheme that Politan observed.

•	On July 5, 2024, the Company’s General Counsel responded to Mr. Koffey by email that the Company was looking into the matters described in the Empty Voting Letter and that there would be a Board meeting on the topic the following week.

•	On July 8, 2024, Mr. Reynolds sent a letter to Mr. Koffey stating “neither Mr. Kiani nor any other member of management or non-Politan member of the Board has ever had any agreement, arrangement or understanding related to the trading or voting of the shares in question.”

•	Later that week, on July 11, 2024, leading proxy advisory firm Glass, Lewis & Co. (“Glass Lewis”) issued a recommendation that Stockholders vote in favor of the Politan Nominees. In its report, Glass Lewis identified an investor whose investment “appear[s] to align with certain of the concerns raised by Politan” in the Empty Voting Letter.

•	On July 12, 2024, Mr. Koffey on behalf of Politan wrote a second letter to the Board relating to the empty voting issue and providing additional information to the Board. The letter requested that the Company take measures to minimize the effect of empty voting on the outcome of the 2024 Annual Meeting.

•	On July 15, 2024, another leading proxy advisory firm, Institutional Shareholder Services (“ISS”), joined Glass Lewis in recommending that Stockholders support the Politan Nominees at the 2024 Annual Meeting.

•	Also on July 15, 2024, Mr. Koffey on behalf of Politan wrote and made publicly available a letter to the Board detailing its efforts since July 3, 2024 to make the Board aware of the empty voting issue and take appropriate corrective action. The letter called for the Board to set the record date as July 18, 2024 and for the 2024 Annual Meeting to be held no later than August 5, 2024, noting that both Delaware law and the Bylaws require a meeting to be held within 13 months of the date on which the 2023 Annual Meeting was held (which was June 26, 2023).

•	Later on July 15, 2024, the Board met and, over the objections of the two 2023 Newly-Elected Directors, voted to delay the 2024 Annual Meeting until September 19, 2024 and to bring a lawsuit against Politan, the Politan Nominees and the 2023 Newly-Elected Directors.

•	Also on July 15, 2024, the Company filed a verified complaint in the U.S. District Court for the Central District of California against the Politan Parties, Ms. Brennan and the Politan Nominees (the “California Action”).[4] The Company’s complaint asserts, among other claims, that defendants violated the Exchange Act because the Politan Parties’ proxy materials allegedly contained false and misleading statements; and breach of fiduciary duty claims against the 2023 Newly-Elected Directors. Politan believes that the complaint is completely without merit and denies all of the allegations in the complaint. The Company seeks, among other relief: (i) a declaration that the Politan Parties’ proxy materials violated the Exchange Act; (ii) a declaration that the Politan Parties’ nomination notice to the Company on March 25, 2024 did not comply with the Bylaws; (iii) an injunction preventing the Politan Parties from voting any proxies received by means of allegedly misleading proxy materials; and (iv) an order invalidating any such proxies. The Company’s complaint includes a false and defamatory allegation that Mr. Koffey conspired with a law firm that is representing plaintiffs in a lawsuit against the Company and the Board (the “Conspiracy Allegation”) — an allegation that Politan categorically denies. Moreover, since the Company initiated the California Action against Politan, it came to light that the Company’s outside legal counsel: (x) based its Conspiracy Allegation on statements from unnamed sources received from a third-party opposition research firm, (y) never spoke to the unnamed sources themselves to verify the Conspiracy Allegation before initiating the California Action and (z) does not even know the identity of the unnamed sources.

•	On July 16, 2024, the Company announced that it had postponed the 2024 Annual Meeting to September 19, 2024.

•	On July 17, 2024, Politan filed a verified complaint in the Court of Chancery to commence legal action against the Company, Mr. Kiani, Mr. Reynolds and Mr. Chapek (the “2024 Court of Chancery Action”).[5] Politan alleged certain breaches of Delaware law by the defendants and sought relief including: (i) a determination that the defendant directors breached their fiduciary duties by postponing the 2024 Annual Meeting from July 25, 2024 to September 19, 2024, (ii) an order that the Company must set the record date for the 2024 Annual Meeting, and hold the 2024 Annual Meeting, as soon as possible, (iii) a declaration that the Company and the 2024 Director Defendants are estopped from rejecting Politan’s nominations of the Politan Nominees and (iv) an appropriate status quo order to prevent the defendants from taking any material action with respect to the business of the Company before the 2024 Annual Meeting. On July 19, 2024, the Court of Chancery declined to order that the 2024 Annual Meeting should be held earlier than September 19, 2024, but granted Politan’s motion to expedite the action and indicated it would schedule a hearing for early September to address issues relating to the 2024 Annual Meeting.

[4]	Masimo Corporation v. Politan Capital Management LP, et al., Case No. 8:24-CV-1568.

[5]	Politan Capital Management LP v. Joe E. Kiani, Craig B. Reynolds, and Robert Chapek, and Masimo Corporation, Case Number 2024-0755.

•	On July 18, 2024, the Company filed a motion for preliminary injunction requesting that the Court enjoin the defendants from voting any proxies solicited by them in violation of Section 14(a) of the Exchange Act and Rule 14a-19. The Company also filed a motion seeking expedited discovery in aid of its preliminary injunction motion.

•	On July 19, 2024, Politan filed supplemental proxy materials with the SEC as definitive additional proxy materials (the “Supplemental Materials”), including the California Complaint, in which Politan publicly denied all allegations in the California Complaint. Politan incorporates the Supplemental Materials by reference in this Proxy Statement.

•	On July 22, 2024, the Politan Parties re-submitted to the Company a notice nominating the Politan Nominees for election at the 2024 Annual Meeting and making the other proposals previously submitted in the notice to the Company delivered on March 25, 2024.

•	On August 6, 2024, the Politan Parties filed this updated Proxy Statement with the SEC.

Reasons for the Solicitation

Politan initially invested in Masimo with the hope that we could work collaboratively with the Company to help maximize Masimo’s significant potential and create long-term sustainable value for Stockholders. Unfortunately, Politan’s efforts were met almost immediately with an exceptionally hostile response, including the adoption of defensive Bylaw Amendments designed to block Stockholder director nominations and the refusal to constructively engage on any level. These Bylaw Amendments were later abolished following a series of losses by the Company in the Court of Chancery (see the section entitled “Background of the Solicitation”).

At the 2023 Annual Meeting, Stockholders overwhelmingly elected Politan nominees Michelle Brennan and Quentin Koffey to the Board. Following this clear mandate from Stockholders, we were optimistic that we could engage productively with the rest of the Board to drive positive change. Instead, our efforts were continually rebuffed. The leadership of the Board refused to provide Ms. Brennan and Mr. Koffey basic information or access to management, repeatedly held meetings of directors excluding them, and refused to even consider allowing any review of any aspect of strategy, product portfolio, cost structure, or capital allocation.

In March 2024, Masimo announced that the Board had authorized an evaluation of the separation of the consumer business. Politan supports a strategic review to evaluate the separation of the consumer business. However, Politan has serious concerns given the lack of basic governance and oversight Politan has observed since joining the Board. We believe that this absence of oversight has been damaging to Stockholders and the Company, and must be remedied in order to assure Stockholders that any potential transaction, including the separation of the consumer business, is conducted with their best interests in mind.

If one or both of the Politan Nominees are elected to the Board, among other things, they would seek to provide independent oversight of management. Together with the 2023 Newly-Elected Directors, the Politan Nominees, if elected, would constitute a majority of the Board although neither Politan Nominee has predetermined how they would vote on any specific matters that might be presented to the Board. Further, each Politan Nominee was identified and contacted through a nationally recognized search firm and has no pre-existing relationship with anyone at Politan or on the Board.

We believe that Masimo clearly and urgently needs a majority of truly independent directors, especially given the importance of not only ensuring the Company follows through on its announcement to evaluate the separation of the consumer business of the consumer business, but also to make sure it is done properly without bias or favor shown to Mr. Kiani. For example, in the event of a separation of the consumer business, there would be vital considerations around the allocation of the Company’s intellectual property and the control of a potential newly created entity. We are concerned that Mr. Kiani, without proper oversight, will seek to push through the separation of the consumer business with poor corporate governance and intellectual property arrangements where assets are allocated in such a manner designed to maintain his own control and influence of both separated companies. Additionally, the Company’s announcement of the separation of the consumer business to the media in late March 2024 while concurrently withholding information from directors underscores why Politan believes that it is more important than ever for the Board to be comprised of a majority of truly independent directors. We believe that the Politan Nominees will provide additional independent voices in the boardroom, bring extensive industry-related experience and expertise to the Board and provide valuable insight on research and development, strategy, sustainability and operational challenges faced by companies focused on commercialization of technology innovations. We believe that, together with the 2023 Newly-Elected Directors, the Politan Nominees will help instill accountability and drive improved performance and governance — and ultimately enhanced value for all Stockholders.

Proposal One

ELECTION OF DIRECTORS

The Company currently has a classified Board of five directors divided into three classes. Class I includes three directors (Ms. Brennan, Mr. Koffey and Mr. Chapek). Class II includes one director (Mr. Kiani) and, since Mr. Classon’s resignation, one vacant director position. Class III includes one director (Mr. Reynolds). The terms of the Class II directors are set to expire at the 2024 Annual Meeting. The Record Stockholder nominated the Politan Nominees to replace Mr. Kiani and to fill the vacant Class II director position formerly occupied by Mr. Classon. The Company nominated Mr. Kiani for reelection to his Class II director position and Mr. Chavez to fill the vacant Class II director position formerly occupied by Mr. Classon.

The Board is in the process of a phased declassification. From and after the 2024 Annual Meeting, the directors in each class will be elected for terms of office of one-year, expiring at the following annual meeting of Stockholders. Following the expiration of the terms of the Class I directors at the annual meeting of Stockholders in 2026, the Board will thereafter be completely declassified such that all directors will be elected for a term of office expiring at each annual meeting of Stockholders.

We are seeking your support at the 2024 Annual Meeting to elect both Politan Nominees, William Jellison and Darlene Solomon, for terms ending at the 2025 Annual Meeting. Assuming the Politan Nominees receive sufficient votes to be elected to the Board, your vote to elect the Politan Nominees will have the legal effect of replacing two incumbent directors of the Company with the Politan Nominees. If elected, the Politan Nominees, together with the 2023 Newly-Elected Directors, will represent a majority of the members of the Board. If elected, the Politan Nominees, subject to their fiduciary duties as directors, will seek to work collaboratively with the other members of the Board to execute a strategic review process, which is described in more detail herein. There is no assurance that any incumbent director will serve as a director if the Politan Nominees are elected to the Board. You should refer to the Company Proxy Statement for the names, background, qualifications and other information concerning the Company’s nominees.

This Proxy Statement is soliciting proxies to elect the two Politan Nominees. As part of the Nomination and Proposal Notice, we have provided the required notice to the Company pursuant to the universal proxy rules, including Rule 14a-19(a)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and we intend to solicit the holders of Common Stock representing at least 67% of the voting power of Common Stock entitled to vote on the election of directors in support of director nominees other than the Company’s nominees.

THE POLITAN NOMINEES

The following description sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices or employments for the past five years of the Politan Nominees. The nomination was made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Politan Nominees should serve as directors of the Company are also set forth below. This information has been furnished to us by the Politan Nominees. Each of the Politan Nominees is a citizen of the United States of America.

William Jellison, age 66, has over 40 years of business experience including extensive experience in the medical technology industry. He is currently an independent business consultant and M&A advisor for Astor Place Holdings and serves on the boards of Anika Therapeutics, Inc. (NASDAQ: ANIK), Young Innovations, Inc. and Avient Corporation (NYSE: AVNT), where he is an independent director. At Anika, Mr. Jellison serves as a member of the Audit Committee and the Capital Allocation Committee, while at Avient, he serves as Chairman of the Audit Committee and is a member of the Environmental, Health and Safety Committee. Mr. Jellison previously served as vice president and chief financial officer of Stryker Corporation until 2016, where he was responsible for all areas of international finance, including accounting, planning and analysis, SEC reporting, acquisition valuations, internal audit, tax and treasury activity. Prior to Stryker Corporation, Mr. Jellison spent 15 years at Dentsply International in a number of leadership positions, including Chief Financial Officer, as well as Senior Vice President with full P&L responsibilities for some of Dentsply International’s operating divisions in the United States, Europe and Asia. Mr. Jellison began his career with Donnelly Corporation where he held multiple financial management and executive positions, including Vice President of Finance, Treasurer and Corporate Controller. Mr. Jellison holds a bachelor’s degree in Business Administration from Hope College in Holland, Michigan.

We believe that Mr. Jellison’s experience serving on other public company boards of directors, his extensive experience in the medical technology industry, his general management experience, and his corporate strategy experience would add significant value to the Board.

As of the date hereof, Mr. Jellison does not own any securities of the Company and has not entered into any transactions in the securities of the Company during the past two years. The principal business address of Mr. Jellison is 9946 W. Gull Lake Dr., Richland, Michigan 49083.

Darlene Solomon, age 65, is a proven business and R&D strategy expert having recently completed a 39-year career at Agilent Technologies, Inc. (NYSE: A) (“Agilent”), with nearly 20 years as Chief Technology Officer and Senior Vice President. In this role, Dr. Solomon oversaw Agilent Research Laboratories, which focuses on high-impact, longer-range research in support of the company’s sustained core and adjacent business growth, as well as Agilent’s programs in university relations, external research, and venture investment. As Chief Technology Officer, Dr. Solomon also navigated numerous complex intellectual property and technology issues associated with Agilent’s multiple separation and acquisition transactions. Dr. Solomon is currently an independent director on the boards of Materion Corporation (NYSE: MTRN), where she is a past member of the Audit and Risk Committee and currently a member of the Compensation Committee and the Nominating, Governance, and Corporate Responsibility Committee, and of Novanta Inc. (NASDAQ: NOVT), where she is a member of the Compensation Committee. Dr. Solomon was the Senior Vice President and Chief Technology Officer of Agilent Technologies, Inc. (operating in the life sciences, diagnostics and applied chemical markets) until July 2023. Dr. Solomon previously served in a number of leadership positions, including as Vice President and Director of Agilent Laboratories, Agilent’s centralized advanced research organization, and in a dual capacity as the Director of the Life Sciences Technologies Laboratory and the Senior Director, Research and Development/Technology of Agilent’s Life Sciences and Chemical Analysis business. Dr. Solomon holds a bachelor’s degree in Chemistry from Stanford University and a Ph.D. in Inorganic Chemistry from MIT. Dr. Solomon is also a member of the National Academy of Engineering and serves on multiple academic and government advisory boards focused on science, technology, and innovation.

We believe that Dr. Solomon’s extensive knowledge and experience in company separations, markets important to the Company and intellectual property as well as having recently led innovation in a diversified global technology enterprise, would bring to the Board valuable insight on research and development, strategy, intellectual property, sustainability and the operational challenges faced by companies focused on commercialization of technology innovations.

As of the date hereof, Dr. Solomon does not own any securities of the Company and has not entered into any transactions in the securities of the Company during the past two years. The principal business address of Dr. Solomon is 17 Valley Oak, Portola Valley, CA 94028.

Other than as stated herein, there are no arrangements or understandings among the members of Politan or any other person or persons pursuant to which the nomination of the Politan Nominees described herein is to be made, other than the consent by each of the Politan Nominees to be named as a nominee of Politan in any proxy statement relating to the 2024 Annual Meeting and serving as a director of the Company if elected as such at the 2024 Annual Meeting.

Interests in the Solicitation

The Politan Nominees may be deemed to have an interest in their nominations for election to the Board by virtue of the compensation that the Politan Nominees will receive from the Company as a director, if elected to the Board, and as described below. We expect that the Politan Nominees, if elected, will be indemnified for their service as directors of the Company to the same extent indemnification is provided to the current directors of the Company under the Bylaws and the Company’s Amended and Restated Certificate of Incorporation and be covered by the policy of insurance which insures the Company’s directors and officers.

Mr. Koffey could be considered to have an indirect interest in this Proposal One (Election of the Politan Nominees as Directors), as described in further detail below. Other than as set forth in this Proxy Statement and in Schedule I (which is incorporated herein by reference), no Participant, or any associate of any Participant, has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the 2024 Annual Meeting.

Mr. Koffey is the Managing Partner and Chief Investment Officer of Politan which serves as the investment advisor to the Politan Funds. Mr. Koffey is also the Managing Member of Politan Management and Politan GP. Through these roles, Mr. Koffey controls the investment and voting decisions of the Politan Funds with respect to any securities held by the Politan Funds, including any interests in Common Stock held by the Politan Funds. Politan GP is entitled to an incentive allocation from Politan Master Fund, which is customary in the investment management industry and is based on a percentage of the increase or decrease in the value of the investment portfolio of the Politan Funds, of which interests in Common Stock form a part as of the date hereof. Politan is also entitled to a management fee based on a percentage of the total value of the investment portfolio from Politan Offshore and Politan LP. Mr. Koffey is entitled to portions of such payments through his direct or indirect equity interests in the applicable Politan Parties, including limited partnership interests in Politan.

Arrangements between Politan and the Politan Nominees

Politan has entered into Engagement and Indemnification Agreements with each of the Politan Nominees, dated as of March 22, 2024 (collectively, the “Engagement and Indemnification Agreements”), pursuant to which it has agreed to indemnify each Politan Nominee against claims arising from the solicitation of proxies from the Stockholders in connection with the 2024 Annual Meeting and any related transactions. For the avoidance of doubt, this indemnification obligation does not apply or extend to any claims made against either Politan Nominee in his or her capacity or service as a director of the Company, if so elected. Pursuant to their Engagement and Indemnification Agreement, each Politan Nominee has agreed to, among other matters, stand as a Politan Nominee of the Record Stockholder for election to the Board at the 2024 Annual Meeting, be named in Politan’s solicitation materials, serve as a director if elected and coordinate with Politan in connection with any public disclosures or litigation relating to the solicitation. Pursuant to their Engagement and Indemnification Agreement, each Politan Nominee received a $50,000 payment upon execution of his or her respective Engagement and Indemnification Agreement, with a further $50,000 payable upon the earlier to occur of (i) such Politan Nominee’s election to the Board by the Stockholders or appointment to the Board pursuant to an agreement between the Company and Politan, or (ii) such Politan Nominee not being elected as a director of the Company following the conclusion of a proxy solicitation in which Politan nominated (and did not withdraw) his or her nomination for election to the Board. Politan has agreed to indemnify each Politan Nominee against any losses suffered, incurred or sustained by such Politan Nominee in connection with such Politan Nominee being a member of the slate or the solicitation of proxies in connection therewith. Politan has further agreed to reimburse each Politan Nominee for reasonable, documented, out-of-pocket expenses incurred as a result of such Politan Nominee being a member of the slate, including, without limitation, travel expenses and expenses in connection with legal counsel retained to represent each Politan Nominee in connection with being a member of the slate.

Each Politan Nominee also executed a written consent to serve as a director if elected. The foregoing description is qualified in its entirety by reference to the form of Engagement and Indemnification Agreement attached as Exhibit 99.9 to Amendment No. 7 to Schedule 13D filed by Politan with respect to the Company on March 27, 2024.

Compensation of the Company’s Directors

If elected to the Board, the Politan Nominees will not receive any compensation from the Politan Parties to serve as a director. The Politan Parties expect, however, that the Politan Nominees, if elected, will receive whatever compensation the Board has established for non-employee directors of the Company, unless and until the Board determines to change such compensation.

As disclosed in the Company Proxy Statement, non-employee directors of the Company were entitled to receive the following compensation in the 2023 fiscal year:

•	Board retainer: $70,000 annually;

•	Audit Committee Chairperson retainer: $25,000 annually;

•	Audit Committee member retainer: $12,500 annually;

•	Compensation Committee Chairperson retainer: $20,000 annually;

•	Compensation Committee member retainer: $10,000 annually;

•	Nominating Committee Chairperson retainer: $15,000 annually; and

•	Nominating Committee member retainer: $5,000 annually.

In addition, according to the Company Proxy Statement, each non-employee director is granted an award of RSUs with respect to shares of Common Stock having a grant date fair value of $200,000, rounded down to the nearest whole share, which will vest on the earlier of the first anniversary of the grant date or the date of the next annual meeting of Stockholders. RSUs granted to non-employee directors also vest in full in the event of a change in control of the Company.

Under the Employment Agreement, Mr. Kiani generally may assert “Good Reason” to terminate his employment—and thereby trigger entitlement to the severance benefits available thereunder—if he ceases to serve as Chairman of the Board. Accordingly, if the Politan Nominees are elected and, as a result, Mr. Kiani ceases to be a director, he necessarily would cease to be the Board’s Chairman, and he would then be in a position to terminate his employment and claim it was for Good Reason, as defined in the Employment Agreement. To do so, however, Mr. Kiani must first notify the Company of his intent to terminate his employment for Good Reason, and the Company then has thirty (30) days to “cure” those circumstances—for example, here, by reinstating Mr. Kiani as Chairman. To effect that particular cure, the Company could, among other things, expand the size of the Board and invite Mr. Kiani to serve as its Chairman; as a result, Mr. Kiani’s ceasing to be a member of the Board (and its Chairman) would not necessarily result in his ability to terminate his employment for Good Reason under the Employment Agreement.

The Politan Parties believe that the director change of control provisions in the Employment Agreement are unenforceable. Further, if Mr. Kiani is not reelected at the 2024 Annual Meeting, the Politan Parties believe that offering to reappoint Mr. Kiani to the Board as Chairman within thirty (30) days would satisfy the cure provisions in the Employment Agreement, regardless of whether he accepts the offer. According to the Company Proxy Statement, it is Mr. Kiani’s interpretation of the Employment Agreement that if he is not re-elected to the Board, declines re-appointment to the Board and terminates his employment with the Company for “Good Reason” under the Employment Agreement, he would be entitled to a payment of an amount equal to his full base salary through the date of termination, if applicable, and an additional amount equal to twice the sum of his base salary then in effect and the average annual bonus paid to him over the prior three years, which would be paid in installments over two years pursuant to the Company’s normal payroll practices; and all of his outstanding options and other equity awards would immediately vest. In addition, according to the Company Proxy Statement, 2.7 million shares of Common Stock subject to an RSU award previously granted to Mr. Kiani under the Employment Agreement would vest in full and the Company would be required to pay him a cash amount equal to $35 million.

For a representative quantification of estimated payments due if Mr. Kiani is not re-elected to the Board and his interpretation of the Employment Agreement prevails, please refer to page 36 of the Company Proxy Statement. The Company Proxy Statement also discloses additional information with respect to the Employment Agreement in the section titled “Executive Compensation-Employment Arrangements with Named Executive Officers-Employment Agreement with Mr. Kiani.” The Employment Agreement is disclosed along with amendments thereto as exhibits 10.2, 10.3 and 10.4 of the Company’s 2023 Annual Report.

To be clear, the Politan Parties do not intend for this proxy solicitation to be about firing Mr. Kiani. On several occasions, including in the Response to the May 9 Proposal, the Politan Parties have extended an offer that Mr. Kiani remain on the Board if both of the Politan Nominees are also added to the Board—something that the incumbent Board has so far been unwilling to do. If the Politan Nominees are elected, then together with the 2023 Newly-Elected Directors, such truly independent directors will constitute a majority of the Board, even if Mr. Kiani is added back to the Board as a director. While Mr. Koffey holds senior positions at Politan, Ms. Brennan, Mr. Jellison and Dr. Solomon are independent of Politan. If the Politan Nominees are elected at the 2024 Annual Meeting, the Politan Parties would support the Board extending an offer to Mr. Kiani to rejoin the Board as Chairman.

Politan believes that the decision regarding who should serve as the Company’s chief executive officer is one that the Board should make following the conclusion of the proxy contest with the information then available to the Board. To date, Politan has had significant concerns about the performance, management and governance of the Company under Mr. Kiani’s leadership and a Board composed of a majority of his hand-picked directors. To the extent that Mr. Kiani is able and willing to reasonably address the foregoing concerns, Politan remains open minded as to how Mr. Kiani may perform as the Company’s chief executive officer under the supervision of, and potentially as a member of, a Board consisting of a majority of truly independent directors. Furthermore, the Politan Nominees have made no decisions regarding whether Mr. Kiani should remain the Company’s chief executive officer following the proxy contest should they be elected to the Board.

The Politan Parties understand that the Company maintains, at its expense, a policy of insurance which insures its directors and officers.

The Bylaws also contain provisions that, among other matters, provide for the indemnification of officers and directors to the fullest extent permitted by Delaware law. The Politan Parties expect that the Politan Nominees, if elected, will be indemnified in connection with his or her service as a director of the Company to the same extent as the current directors of the Company under the Bylaws and will be covered by the policy of insurance which insures the Company’s directors and officers.

The share ownership level of each current non-employee director and the compensation that each non-employee director of the Company was entitled to receive during the fiscal year ended December 30, 2023 is set forth in the Company Proxy Statement.

None of the Politan Nominees or any of their respective associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company that is required to be disclosed under, or is subject to any arrangement described in Item 402 of Regulation S-K promulgated under the Exchange Act (“Regulation S-K”).

Neither of the Politan Nominees has any position or office with the Company, and no occupation or employment in which the Politan Nominees have been involved during the past five years was carried on with the Company or any company or organization that is a parent, subsidiary or other affiliate of the Company, and neither of the Politan Nominees has ever served on the Board.

The Politan Parties believe that each of the Politan Nominees, if elected as a director of the Company, would be an “independent director” within the meaning of applicable Nasdaq listing standards applicable to board composition, including Rule 5605(a)(2), and Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, the Politan Parties acknowledge that no director of a Nasdaq listed company qualifies as “independent” under the Nasdaq listing standards unless the board of directors of such company affirmatively determines that such director is independent under such standards. Accordingly, the Politan Parties acknowledge that if any Politan Nominee is elected, the determination of such Politan Nominee’s independence under the Nasdaq listing standards ultimately rests with the judgment and discretion of the Board. If elected, we believe that each Politan Nominee would qualify as an independent member of the Company’s Compensation Committee, Nominating Committee and Audit Committee under each such committee’s applicable independence standards. In addition, each Politan Nominee understands that, if elected as a director of the Company, such Politan Nominee would have an obligation to act in the best interests of the Company and the Stockholders in accordance with his or her duties as a director.

Except as set forth in this Proxy Statement (including Annex A and the Schedules hereto), (i) no Politan Nominee has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer, and (ii) with respect to each of the Politan Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

The information herein regarding each Politan Nominee has been furnished to us by such Politan Nominee.

We expect that the Politan Nominees will be able to stand for election, but, in the event any Politan Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed updated WHITE universal proxy card or voting instruction form will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying a Politan Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Bylaws and the shares of Common Stock represented by the enclosed updated WHITE universal proxy card or voting instruction form will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the 2024 Annual Meeting.

The Politan Parties and Masimo will each be using a universal proxy card for voting on the election of directors at the 2024 Annual Meeting, which will include the names of all nominees for election to the Board. Each of the Politan Nominees has consented to being named as a nominee for election as a director of the Company in any proxy statement relating to the 2024 Annual Meeting. Stockholders will have the ability to vote for up to two nominees on the Politan Parties’ enclosed updated WHITE universal proxy card or voting instruction form. There is no need to use the Company’s gold proxy card or voting instruction form, regardless of how you wish to vote.

Stockholders are permitted to vote for less than two nominees or for any combination OF up to two OF the Politan Nominees and the Company’s nominees on the updated WHITE universal proxy card or voting instruction form. IMPORTANTLY, IF YOU MARK MORE THAN TWO “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

WE STRONGLY URGE YOU TO VOTE ON THE ENCLOSED UPDATED WHITE UNIVERSAL PROXY CARD OR VOTING INSTRUCTION FORM “FOR” THE ELECTION OF THE POLITAN NOMINEES AND VOTE TO “WITHHOLD” ON THE ELECTION OF THE COMPANY’S NOMINEES.

Proposal Two

RATIFICATION OF THE SELECTION OF GRANT THORNTON LLP
AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FOR THE FISCAL YEAR ENDING DECEMBER 28, 2024

According to the Company Proxy Statement, the Audit Committee has selected Grant Thornton LLP (“Grant Thornton”) as its independent registered public accounting firm for the fiscal year ending December 28, 2024, and has further directed that management submit the selection of the Company’s independent registered public accounting firm for ratification by the Stockholders at the 2024 Annual Meeting.

According to the Company Proxy Statement, Grant Thornton was appointed as the Company’s independent registered public accounting firm in July 2006 and has reported on its consolidated financial statements for years 2005 through 2023. The Company Proxy Statement states that the decision to select Grant Thornton as the Company’s independent registered public accounting firm for fiscal year 2024 (ending December 28, 2024) was recommended by the Audit Committee and recommended by the Board.

According to the Company Proxy Statement, representatives of Grant Thornton are expected to be present at the 2024 Annual Meeting and will be able to make a statement at the 2024 Annual Meeting if they wish and will be available to respond to appropriate questions.

Neither the Bylaws nor other governing documents or law require that the Stockholders ratify the selection of Grant Thornton as the Company’s independent registered public accounting firm. According to the Company Proxy Statement, the Audit Committee has directed that management submit the selection of Grant Thornton to the Stockholders for ratification by Stockholders at the 2024 Annual Meeting as a matter of good corporate practice. If the Stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of different independent registered public accounting firms at any time during the year if it determines that such a change would be in the best interests of the Company and the Stockholders.

As the Company has submitted the ratification of its registered public accounting firm for approval by the Stockholders, according to the Company Proxy Statement, the number of votes cast “FOR” the proposal must exceed the number of votes cast “AGAINST” such proposal to ratify the selection of Grant Thornton as the Company’s independent registered public accounting firm for the fiscal year ending December 28, 2024.

WE RECOMMEND A VOTE “FOR” THIS PROPOSAL.

Proposal Three

ADVISORY VOTE TO APPROVE
THE COMPENSATION OF NAMED EXECUTIVE OFFICERS

According to the Company Proxy Statement, the Board requests that the Stockholders approve the compensation of its Named Executive Officers (as described in the Company Proxy Statement) pursuant to Section 14A of the Exchange Act. A discussion of this matter can be found in the Company Proxy Statement in the section titled “Compensation Discussion and Analysis” beginning on page 55 of the Company Proxy Statement, and the compensation tables beginning on page 79 of the Company Proxy Statement, and any related narrative discussion contained throughout the Company Proxy Statement. This vote is advisory and not binding on the Company, but the Company Proxy Statement states that the Board and the Compensation Committee value the opinions of the Stockholders and will consider the outcome of the vote in determining its executive compensation program.

“Say-on-Pay” Vote

The Company Proxy Statement provides that the Board maintains a pay for performance philosophy that forms the foundation for all of the Compensation Committee’s decisions regarding executive compensation. The Company Proxy Statement states that its compensation program is designed to facilitate strong corporate governance, foster collaboration and support the Company’s short and long-term strategy.

The Company Proxy Statement provides that further information regarding the Company’s executive compensation can be found in the Compensation Discussion and Analysis portion of the Company Proxy Statement, which contains a detailed description of the Company’s executive compensation philosophy and program, including the compensation decisions the Compensation Committee has made under the program and the factors considered in making those decisions. The Company Proxy Statement discloses that Stockholders affirmed their support of the Company’s program in our outreach discussions and in recent Say-on-Pay annual vote results. The Company Proxy Statement expresses the Company’s belief that it has created a compensation program deserving of the Stockholder support and that the compensation of the Company’s named executive officers for fiscal year 2023 was appropriate and reasonable, as well as reflective of the Company’s performance for the year.

Accordingly, the Company Proxy Statement states that the following resolution is submitted for a Stockholder vote at the 2024 Annual Meeting:

“RESOLVED, that the stockholders of Masimo Corporation approve, on an advisory basis, our named executive officer compensation for fiscal 2023, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and related narrative discussion, in this Proxy Statement.”

The Company Proxy Statement states that the Stockholder vote on named executive officer compensation is merely advisory and will not be binding upon the Company, the Board or the Compensation Committee, and that the outcome of the vote will not require the Company, the Board or the Compensation Committee to take any action or overrule any decision by the Company, the Board or the Compensation Committee.

The Politan Parties do not believe that the Company’s performance justifies the executive officer compensation disclosed in the Company Proxy Statement. As the Company Proxy Statement discloses, “2023 financial performance fell below the objective performance goals established under [its] compensation program.” The Company’s stock price in October 2023 reached a five year low and remains as of June 2024 more than 40% below the valuation it reached in February 2022, immediately prior to the announcement of the acquisition of Sound United.

Furthermore, the advisory vote with respect to named executive officer compensation at the 2023 Annual Meeting only narrowly passed, and the Politan Parties do not believe that enough was subsequently done to address Stockholder concerns in this regard. Finally, as discussed in the “Background of the Solicitation,” the Politan Parties believe that the Company’s management, including the Chief Executive Officer, has repeatedly obstructed the adoption of effective corporate governance practices.

WE RECOMMEND A VOTE “AGAINST” THIS PROPOSAL AND INTEND TO VOTE OUR POLITAN SHARES “AGAINST” THIS PROPOSAL.

Proposal Four

POLITAN PARTIES PROPOSAL TO REPEAL
ANY PROVISION OF, OR AMENDMENT TO, THE BYLAWS ADOPTED
BY THE BOARD WITHOUT STOCKHOLDER APPROVAL
SUBSEQUENT TO APRIL 20, 2023 AND UP TO AND INCLUDING
THE DATE OF THE 2024 ANNUAL MEETING

We have notified the Company that we intend to present the Bylaw Proposal for consideration at the 2024 Annual Meeting.

The Politan Parties believe that in order to ensure that the will of the Stockholders with respect to this proxy solicitation is upheld, no effect should be given to any provision of, or amendment to, the Bylaws unilaterally adopted by the Board after the date of the most recent publicly disclosed Bylaws, which is April 20, 2023.

The Stockholders are therefore being asked to adopt a resolution that would repeal any provision of the Bylaws or amendment to the Bylaws that the Board adopted or adopts without the approval of the Stockholders after April 20, 2023 and up to and including the date of the 2024 Annual Meeting, including, without limitation, any amendments that the Board has adopted without public disclosure, or that the Board might adopt in an effort to: impede the effectiveness of the Record Stockholder’s nomination of the Politan Nominees, negatively impact the Politan Parties’ ability to solicit and/or obtain proxies from Stockholders, contravene the will of the Stockholders expressed in those proxies, or modify the Company’s corporate governance regime.

Accordingly, the following resolution will be submitted for a Stockholder vote at the 2024 Annual Meeting and we strongly urge that Stockholders for “FOR” this resolution:

“RESOLVED, that each provision of, or amendment to, the Bylaws adopted by the Board without the approval of the stockholders of the Company subsequent to April 20, 2023 (the date of the most recent publicly disclosed Bylaws) and up to and including the date of this meeting of stockholders at which this resolution is being proposed, be, and hereby is, repealed, effective as of the time this resolution is approved by the Company’s stockholders.”

The Company Proxy Statement states that the adoption of the Bylaw Proposal will require the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power of all of the then-outstanding shares of Common Stock entitled to vote generally in the election of directors, voting together as a single class.

WE STRONGLY URGE YOU TO VOTE “FOR” THE APPROVAL OF THE BYLAW PROPOSAL ON THE ENCLOSED UPDATED WHITE UNIVERSAL PROXY CARD OR VOTING INSTRUCTION FORM.

No Appraisal or Dissenter’s Rights

Stockholders will not have rights of appraisal or similar dissenter’s rights with respect to any matters identified in this Proxy Statement to be acted upon at the 2024 Annual Meeting.

Voting and Proxy Procedures

Only Stockholders of record at the close of business on the Record Date will be entitled to notice of and to vote at the 2024 Annual Meeting. Each share of Common Stock is entitled to one vote. Stockholders who sell shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock. Stockholders of record on the Record Date will retain their voting rights in connection with the 2024 Annual Meeting even if they sell such shares of Common Stock after the Record Date. Based on publicly available information, we believe that the only outstanding class of securities of the Company entitled to vote at the 2024 Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed updated WHITE universal proxy card or voting instruction form will be voted at the 2024 Annual Meeting as marked and, in the absence of specific instructions, will be voted (1) “FOR” the election of the Politan Nominees to the Board, (2) “FOR” the ratification of Grant Thornton LLP as the Company’s independent registered public accounting firm for the 2024 fiscal year, (3) “AGAINST” the approval of named executive officer compensation, and (4) “FOR” the approval of the Bylaw Proposal.

The Politan Parties and Masimo will each be using a universal proxy card for voting on the election of directors at the 2024 Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to two nominees on the Politan Parties’ enclosed updated WHITE universal proxy card or voting instruction form. There is no need to use the Company’s gold proxy card or voting instruction form, regardless of how you wish to vote.

The Company has a classified Board, which is currently divided into three classes. The terms of the Class II director(s) expire at the 2024 Annual Meeting. Through the attached Proxy Statement and enclosed updated WHITE universal proxy card or voting instruction form, we are soliciting proxies to elect the two Politan Nominees.

Stockholders are permitted to vote for less than two nominees or for any combination (up to two total) of the Politan Nominees and the Company’s nominees on the updated WHITE universal proxy card or voting instruction form. The Politan Parties urge Stockholders to vote “FOR” both of the Politan Nominees and vote to “WITHHOLD” on the Company’s nominees.

IMPORTANTLY, IF YOU MARK MORE THAN TWO “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK ONLY ONE “FOR” BOX WITH RESPECT TO THE ELECTION OF DIRECTORS, YOUR SHARES WILL ONLY BE VOTED “FOR” THE NOMINEE YOU HAVE SO MARKED.

In the event that the Record Stockholder withdraws its nomination of either of the Politan Nominees or abandons its solicitation, any votes cast in favor of the Politan Nominees will be disregarded and not be counted, whether such vote is provided on the Company’s gold universal proxy card or the Politan Parties’ updated WHITE universal proxy card or voting instruction form.

With respect to votes cast in favor of the Company’s nominees or on matters other than the election of directors, in the event that the Record Stockholder withdraws its nomination of either of the Politan Nominees or abandons its solicitation, the Politan Parties will still submit such votes to the independent inspector.

If you have previously voted on the WHITE universal proxy card or voting instruction form for the annual meeting previously scheduled for July 25, 2024, your vote is no longer valid. To enable your votes to be validly counted for the 2024 Annual Meeting, you must resubmit your vote on the updated WHITE universal proxy card or voting instruction form attached to this Proxy Statement for the 2024 Annual Meeting now scheduled to be held on September 19, 2024.

Quorum; Abstentions and Broker Non-Votes; No Discretionary Voting

A quorum of Stockholders is necessary to hold a valid meeting. The Company Proxy Statement states that a quorum will be present if at least a majority of the voting power of all of the shares of Common Stock are represented by votes at the 2024 Annual Meeting or by proxy. The Company has not yet publicly disclosed the number of shares of Common Stock outstanding as of the Record Date. Accordingly, we have omitted such information from this Proxy Statement, and this information together with the number of votes that must be represented at the 2024 Annual Meeting or by proxy to have a quorum will be included in the Company Proxy Statement relating to the 2024 Annual Meeting.

The Company Proxy Statement states that your shares will be counted towards the quorum only if you submit a valid proxy (or if one is submitted on your behalf by your broker, bank or other agent) or if you vote at the 2024 Annual Meeting. If there is no quorum, the Company Proxy Statement states that the chairman of the meeting or the Stockholders holding a majority of the shares present at the 2024 Annual Meeting will adjourn the 2024 Annual Meeting to another date.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions. A broker’s inability to vote with respect to the non-discretionary matters for which the broker has not received voting instructions from the beneficial owner is referred to as a “broker non-vote.” The Company Proxy Statement states that, because the Politan Parties have initiated a proxy contest, to the extent the Politan Parties provide a proxy card or voting instruction form to Stockholders who hold their shares in “street name,” brokers will not have discretionary voting authority to vote on any of the proposals presented at the 2024 Annual Meeting, including the Ratification of Auditors.

The Company Proxy Statement states that abstentions and broker non-votes will be treated as follows:

Abstentions: Under Delaware law (under which the Company is incorporated), abstentions are counted as shares present and entitled to vote at the 2024 Annual Meeting, but they are not counted as shares cast. Therefore, abstentions will have no effect on Proposal No. 2—Ratification of Auditors or Proposal No. 3—Advisory Vote to Approve the Compensation of Named Executive Officers. An abstention will have the same effect as a vote “AGAINST” Proposal No. 4—the Politan Parties’ Proposal to repeal any provision of, or amendment to, the Bylaws adopted by the Board without stockholder approval subsequent to April 20, 2023 and up to and including the date of the 2024 Annual Meeting.

Broker Non-Votes: Brokers, banks and other such record holders are not permitted to vote the uninstructed shares of their customers on a discretionary basis in the election of directors or on named executive officer compensation matters. Because broker non-votes are not considered under Delaware law to be entitled to vote at the 2024 Annual Meeting, they will have no effect on the outcome of the vote on: Proposal No. 1—Election of Directors or Proposal No. 3—Advisory Vote to Approve the Compensation of Named Executive Officers. A broker non-vote will have the same effect as a vote “AGAINST” Proposal No. 4—the Politan Parties’ Proposal to repeal any provision of, or amendment to, the Bylaws adopted by the Board without stockholder approval subsequent to April 20, 2023 and up to and including the date of the 2024 Annual Meeting. As stated in the Company Proxy Statement, because the Politan Parties have initiated a proxy contest, to the extent the Politan Parties provide a proxy card or voting instruction form to Stockholders who hold their shares in “street name,” brokers will not have discretionary voting authority to vote on any of the proposals presented at the 2024 Annual Meeting, including Proposal No. 2—Ratification of Auditors. Broker non-votes, if any, will have no effect on the outcome of the vote on Proposal No. 2—Ratification of Auditors.

The Company Proxy Statement states that if you hold your shares in street name and you do not instruct your broker, bank or other such holder how to vote your shares in the election of directors, the advisory vote related to the approval of the Company’s named executive officer executive compensation program or the Bylaw Proposal, no votes will be cast on your behalf on these proposals. Therefore, it is critical that you indicate your vote on these proposals if you want your vote to be counted. We encourage you to vote promptly, even if you plan on attending the 2024 Annual Meeting.

Votes Required for Approval

What vote is required to elect the Politan Nominees?

The Company Proxy Statement states that according to the Bylaws, in a contested election such as this one, directors shall be elected on a plurality basis. A “plurality cast”, with regard to the election of a director, means that the two (2) director nominees receiving the greatest number of votes cast “for” their election will be elected. Votes withheld and broker non-votes are not votes cast and will result in the applicable nominees receiving fewer “FOR” votes for purposes of determining the two director nominees receiving the most votes. A properly executed proxy marked to “WITHHOLD” a vote with respect to the election of any or all director nominees will be counted for purposes of determining whether there is a quorum, but will not be considered to have been voted for or against such nominee.

How many shares of Common Stock must be voted in favor of the other proposals described in this Proxy Statement?

The approval of the Bylaw Proposal will require the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power of all of the then-outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors. You may vote “FOR” or “AGAINST” or you may abstain on this proposal.

The approval of Proposal No. 2 – Ratification of Auditors and Proposal No. 3 – Advisory Vote to Approve the Compensation of Named Executive Officers, will each require the affirmative vote of the holders of a majority of the votes cast (disregarding abstentions and broker non-votes), meaning the number of votes cast “for” the proposal must exceed the number of votes cast “against” such proposal.

If other matters are properly brought before the 2024 Annual Meeting, the vote required will be determined in accordance with applicable law, the listing standards and rules of Nasdaq, the Company’s Amended and Restated Certificate of Incorporation and the Bylaws, as applicable.

What should I do in order to vote for the Politan Nominees?

If your shares of Common Stock are held of record in your own name, please authorize a proxy to vote by marking, signing, dating and returning the enclosed updated WHITE proxy card in the postage-paid envelope provided or by instructing us by telephone or via the Internet as to how you would like your shares of Common Stock voted (instructions are on your updated WHITE proxy card).

If you hold your shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee, only they can exercise your right to vote with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other institution or nominee to ensure that a updated WHITE voting instruction form is submitted on your behalf. Please follow the instructions to authorize a proxy to vote provided on the enclosed updated WHITE voting instruction form. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included on the enclosed updated WHITE voting instruction form.

YOUR VOTE IS VERY IMPORTANT. If you do not plan to attend the 2024 Annual Meeting, we encourage you to read this Proxy Statement and date, sign and return your completed updated WHITE proxy card or voting instruction form prior to the 2024 Annual Meeting so that your shares of Common Stock will be represented and voted in accordance with your instructions. Even if you plan to attend the 2024 Annual Meeting, we recommend that you authorize a proxy to vote your shares of Common Stock in advance as described above to ensure that your vote will be counted if you later decide not to attend the 2024 Annual Meeting.

If you sign and submit your updated WHITE universal proxy card or voting instruction form without specifying how you would like your shares voted, your shares will be voted as specified above and in accordance with the discretion of the persons named on the updated WHITE universal proxy card or voting instruction form with respect to any other matters that may be voted upon at the 2024 Annual Meeting.

If you have previously voted on the WHITE universal proxy card or voting instruction form for the annual meeting previously scheduled for July 25, 2024, your vote is no longer valid. To enable your votes to be validly counted for the 2024 Annual Meeting, you must resubmit your vote on the updated WHITE universal proxy card or voting instruction form attached to this Proxy Statement for the 2024 Annual Meeting now scheduled to be held on September 19, 2024.

Revocation of Proxies

Stockholders may revoke their proxies at any time prior to exercise by attending the 2024 Annual Meeting and voting in person (although attendance at the 2024 Annual Meeting will not in and of itself constitute revocation of a proxy), by delivering a written notice of revocation, or by signing and delivering a subsequently dated proxy which is properly completed. The latest dated proxy is the only one that will be counted. The revocation may be delivered either to Politan in care of D.F. King at the address set forth on the back cover of this Proxy Statement or to the Company at 52 Discovery, Irvine, California 92618, or any other address provided by the Company. Although a revocation is effective if delivered to the Company, Politan requests that either the original or photostatic copies of all revocations be mailed to Politan in care of D.F. King at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date. Additionally, D.F. King may use this information to contact Stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Politan Nominees.

IF YOU WISH TO VOTE FOR THE POLITAN NOMINEES, PLEASE SIGN, DATE AND RETURN THE ENCLOSED WHITE UNIVERSAL PROXY CARD OR VOTING INSTRUCTION FORM TODAY IN THE POSTAGE-PAID ENVELOPE PROVIDED.

If you have previously voted on the WHITE universal proxy card or voting instruction form for the annual meeting previously scheduled for July 25, 2024, your vote is no longer valid. To enable your votes to be validly counted for the 2024 Annual Meeting, you must resubmit your vote on the updated WHITE universal proxy card or voting instruction form attached to this Proxy Statement for the 2024 Annual Meeting now scheduled to be held on September 19, 2024.

Solicitation of Proxies

The solicitation of proxies pursuant to this Proxy Statement is being made by the Participants. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements. Solicitations may be made by certain of the respective directors, officers, members and employees of Politan, none of whom will, except as described elsewhere in this Proxy Statement, receive additional compensation for such solicitation. The Politan Nominees may make solicitations of proxies but, except as described herein, will not receive compensation for acting as director nominees.

Politan has retained D.F. King to provide solicitation and advisory services in connection with the 2024 Annual Meeting. Compensation terms of this engagement of the proxy solicitor include $100,000 upon execution of the agreement, $125,000 upon Politan’s mailing of a definitive proxy statement to the Stockholders, and $125,000 upon the occurrence of the 2024 Annual Meeting. D.F. King also is entitled to reimbursement of reasonable expenses incurred in connection with its delivery of services to Politan in connection with the solicitation. The terms of the engagement provide further that Politan may, in its discretion, agree to pay an additional success fee to D.F. King in an amount to be determined by Politan, in its sole discretion, if Politan determines that such a success fee is warranted in light of the performance by D.F. King of its services. If paid, any such success fee would be a reasonable amount, which we presently anticipate would be equal to or lower than 150% of the contractually required total amount of $350,000.

Politan agreed to indemnify D.F. King against certain liabilities and expenses that it may incur in connection with delivery of services to Politan in connection with the solicitation. As of the date hereof, the cost of retaining D.F. King is $250,000, and as set forth above, the total anticipated cost thereof is not yet determinable.

Politan has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Politan will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that D.F. King will employ approximately 25 persons to solicit Stockholders for the 2024 Annual Meeting.

The entire expense of soliciting proxies is being borne by Politan. Costs of this solicitation of proxies are currently estimated to be approximately $2,200,000 through the date hereof. Politan estimates that its total expenses in connection with this solicitation may be approximately $6,000,000. The amounts set forth in the previous sentence do not include legal fees and other costs incurred by the Politan Parties in connection with either the California Action or the 2024 Court of Chancery Action.

Politan estimates that through the date hereof, its expenses (including legal fees and other costs) incurred in connection with the California Action and the 2024 Court of Chancery Action, each brought in July 2024, are nominal but not yet determinable. The Politan Parties incurred attorneys’ fees and expenses of at least $17,800,000 in connection with the 2022 Litigation. On November 17, 2023, the Court of Chancery granted the Politan Parties’ motion for an award of attorneys’ fees and expenses in such amount from the Corporation in connection with the 2022 Court of Chancery Action. At the time of the filing of this Proxy Statement, it is too early in the California Action or the 2024 Court of Chancery Action to accurately estimate the fees and costs associated with either action, but such fees and costs may in the aggregate be material. Additional legal fees are being incurred on an ongoing basis in connection with the California Action and the 2024 Court of Chancery Action.

Politan intends to seek reimbursement from the Company of all costs and expenses that the Politan Parties incur in connection with the California Action, the 2024 Court of Chancery Action and the solicitation of proxies for the election of the Politan Nominees to the Board at the 2024 Annual Meeting. Politan does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

Additional Participant Information

As described herein, the Participants in the proxy solicitation are comprised of the Politan Parties, William Jellison and Darlene Solomon.

The principal business address of the Politan Parties is 106 West 56th Street, 10th Floor, New York, New York 10019. The principal business address of Mr. Jellison is 9946 W. Gull Lake Dr., Richland, Michigan 49083. The principal business address of Dr. Solomon is 17 Valley Oak, Portola Valley, CA 94028.

The principal business of Politan is to serve as investment advisor to certain affiliated funds, including the Politan Funds. The principal business of Politan Management is to serve as the general partner of Politan. The principal business of Politan GP is to serve as the general partner of certain affiliated funds, including the Politan Funds. The principal occupation of Mr. Koffey is to serve as the Managing Partner and Chief Investment Officer of Politan and the Managing Member of Politan Management and Politan GP. The principal business of the Record Stockholder is to invest in securities and serve as record holder of shares of companies in which the Politan Funds may invest. The principal business of each of the Politan Funds and of Politan Ltd. is to invest in securities. The principal occupation of each of Matthew Hall and Aaron Kapito is to serve as an investment analyst of Politan.

Politan, as the investment adviser to the Politan Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Politan Group Shares and, therefore, Politan may be deemed to be the beneficial owner of all of the Politan Group Shares. Of the Politan Group Shares beneficially owned by the Politan Funds, 1,000 shares of Common Stock are held by the Record Stockholder in record name. The Politan Group Shares collectively represent approximately 8.9% of the outstanding shares of Common Stock based on 53,182,247 shares of Common Stock outstanding as of June 13, 2024, as reported in the Company Proxy Statement.

Applicable percentage ownership is based on 53,182,247 shares of Common Stock outstanding as of June 13, 2024, adjusted as required by rules promulgated by the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.

As the general partner of Politan, Politan Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Politan Group Shares and, therefore, Politan Management may be deemed to be the beneficial owner of all of the Politan Group Shares. As the general partner of the Politan Funds, Politan GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) all of the Politan Group Shares, and therefore Politan GP may be deemed to be the beneficial owner of all of the Politan Group Shares.

By virtue of Mr. Koffey’s position as the Managing Partner and Chief Investment Officer of Politan and as the Managing Member of Politan Management and Politan GP, Mr. Koffey may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Politan Group Shares. By virtue of Mr. Koffey’s position as a director on the Board, Mr. Koffey was granted 1,228 RSUs on June 26, 2023, which vested into the Koffey Shares on June 26, 2024. Mr. Koffey may be deemed to have the sole power to vote or direct the vote of all of the Koffey Shares. Therefore, Mr. Koffey may be deemed to be the beneficial owner of all of the Politan Shares.

Except as otherwise indicated in this Proxy Statement, we believe that the securities of the Company owned by the Participants as described herein have the sole or shared voting and investment power with respect to all shares of Common Stock that they beneficially own, subject to applicable community property laws.

Mr. Koffey is entitled to certain compensation in connection with his service as a director on the Board and on the Audit Committee consisting of approximately $82,500 in cash retainers plus the grant date fair value of the RSUs.

Except as otherwise indicated in this Proxy Statement, the securities of the Company directly or indirectly owned by each of the Participants were purchased with the capital of the Politan Funds.

Except as set forth in this Proxy Statement (including Annex A and the Schedules hereto), (i) during the past 10 years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the 2024 Annual Meeting.

Legal Proceedings

Other than as described in the “Background of the Solicitation” section above, to the knowledge of the Politan Parties there are no material legal proceedings to which any Participant, the Politan Parties, the Politan Nominees or any of their respective associates are a party adverse to the Company or any of its subsidiaries, or any material legal proceedings in which any of the Participants, the Politan Parties, the Politan Nominees or any of their respective associates have a material interest adverse to the Company or any of its subsidiaries.

Stockholder Nominations
and Proxy Access

The Company Proxy Statement provides the applicable deadlines relating to the nomination of director nominees and stockholder proposals under the advance notice provisions of the Bylaws for the 2025 Annual Meeting, which are incorporated by reference herein. The Company Proxy Statement provides the deadlines by which proposals of stockholders intended to be presented at the 2025 Annual Meeting outside the processes of, and pursuant to, Rule 14a-8 or “proxy access” (i.e., the procedures for placing a stockholder’s proposal or director nominee in the Company’s proxy materials) must be received by the Corporate Secretary in order to be timely. Such deadlines are also incorporated by reference herein.

To comply with the universal proxy rules, Stockholders who intend to solicit proxies in support of director nominees other than the Company’s nominees must provide the requisite written notice to the Company in accordance with Rule 14a-19 of the Exchange Act no later than July 21, 2025, or if the date of the 2025 Annual Meeting changes by more than 30 calendar days from the date of the one-year anniversary of the 2024 Annual Meeting, then the requisite written notice to the Company must be provided by the later of 60 calendar days prior to the date of the 2025 Annual Meeting or the 10th calendar day following the day on which public announcement of the date of the 2025 Annual Meeting is first made by the Company.

Other Matters
and Additional Information

The SEC allows the “incorporation by reference” of information into this Proxy Statement, which allows the disclosure of important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Proxy Statement, except to the extent that the information is superseded by information in this Proxy Statement.

This Proxy Statement incorporates by reference the Supplemental Materials, which were filed on Form DFAN on July 19, 2024. Any statement contained in this Proxy Statement or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Proxy Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement.

We are unaware of any other matters to be considered at the 2024 Annual Meeting. However, should other matters, which the Politan Parties are not aware of a reasonable time before this solicitation, be brought before the 2024 Annual Meeting, the persons named as proxies on the enclosed WHITE universal proxy card or voting instruction form will vote on such matters in their discretion.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple Stockholders in your household. We will promptly deliver a separate copy of the document to you if you contact our proxy solicitor, D.F. King, at the following address or phone number: 48 Wall Street, New York, New York 10005 or call toll free at (888) 628-8208. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address or phone number.

Please refer to the Company Proxy Statement and annual report for certain information and disclosure required by applicable law. Schedule II of this Proxy Statement contains information regarding persons who beneficially own more than 5% of the shares and the ownership of the shares by the directors and management of the Company.

This Proxy Statement is dated August 6, 2024. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to Stockholders shall not create any implication to the contrary.

You are advised to read this Proxy Statement, the Supplemental Materials (which are hereby incorporated into this Proxy Statement by reference) and other relevant documents when they become available because they will contain important information. You may obtain a free copy of this Proxy Statement, the Supplemental Materials and other relevant documents that we file with the SEC at the SEC’s website at www.sec.gov or by calling or submitting a written request to D.F. King at the phone number and address indicated above.

YOUR VOTE IS IMPORTANT, NO MATTER HOW FEW SHARES OF COMMON STOCK YOU OWN. WE URGE YOU TO SIGN, DATE, AND RETURN THE ENCLOSED UPDATED WHITE PROXY CARD OR VOTING INSTRUCTION FORM TODAY TO VOTE “FOR” WILLIAM JELLISON AND DARLENE SOLOMON TO BE ELECTED TO SERVE AS CLASS II MEMBERS OF THE BOARD UNTIL THE 2025 ANNUAL MEETING OR UNTIL THEIR RESPECTIVE SUCCESSORS ARE DULY ELECTED AND QUALIFIED AND “FOR” THE BYLAW PROPOSAL.

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS REQUIRED TO BE INCLUDED IN THE COMPANY PROXY STATEMENT RELATING TO THE 2024 ANNUAL MEETING BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE INCLUDES, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE BOARD AND ITS COMMITTEES OF THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, INFORMATION ON HOW TO ATTEND THE 2024 ANNUAL MEETING AND VOTE IN PERSON, INFORMATION CONCERNING THE PROCEDURES FOR SUBMITTING STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS INTENDED FOR CONSIDERATION AT THE 2025 ANNUAL MEETING AND FOR CONSIDERATION FOR INCLUSION IN THE COMPANY’S PROXY MATERIALS FOR THAT MEETING, AND OTHER IMPORTANT INFORMATION. WE TAKE NO RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF ANY INFORMATION THAT WE EXPECT TO BE CONTAINED IN THE PRELIMINARY OR DEFINITIVE COMPANY PROXY STATEMENT. EXCEPT AS OTHERWISE NOTED HEREIN, THE INFORMATION IN THIS PROXY STATEMENT CONCERNING THE COMPANY HAS BEEN TAKEN FROM OR IS BASED UPON DOCUMENTS AND RECORDS ON FILE WITH THE SEC AND OTHER PUBLICLY AVAILABLE INFORMATION. STOCKHOLDERS ARE DIRECTED TO REFER TO THE COMPANY PROXY STATEMENT FOR THE FOREGOING INFORMATION. STOCKHOLDERS CAN ACCESS THE COMPANY PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS DISCLOSING THIS INFORMATION, WITHOUT COST, ON THE SEC’S WEBSITE AT WWW.SEC.GOV, OR BY WRITING TO THE COMPANY’S CORPORATE SECRETARY, C/O MASIMO CORPORATION, 52 DISCOVERY, IRVINE, CALIFORNIA 92618.

Politan Capital Management LP

August 6, 2024

Cautionary Statement Regarding
Forward-Looking Statements

The information herein contains “forward-looking statements.” Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “potential,” “targets,” “forecasts,” “seeks,” “could,” “should” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Forward-looking statements are subject to various risks and uncertainties and assumptions. There can be no assurance that any idea or assumption herein is, or will be proven, correct. If one or more of the risks or uncertainties materialize, or if Politan’s underlying assumptions prove to be incorrect, the actual results may vary materially from outcomes indicated by these statements. Accordingly, forward-looking statements should not be regarded as a representation by Politan that the future plans, estimates or expectations contemplated will ever be achieved.

Certain statements and information included herein have been sourced from third parties, including Glass Lewis and ISS. Politan does not make any representations regarding the accuracy, completeness or timeliness of such third party statements or information. Except as may be expressly set forth herein, permission to cite such statements or information has neither been sought nor obtained from such third parties. Any such statements or information should not be viewed as an indication of support from such third parties for the views expressed herein.

Annex A

INFORMATION CONCERNING PARTICIPANTS IN THE SOLICITATION

The Politan Parties, William Jellison and Darlene Solomon may be deemed “participants” under SEC rules in this solicitation. Information regarding the participants in the solicitation is set forth below.

Except as described in the Proxy Statement, no Participant in this solicitation beneficially owns any securities of the Company or has any personal ownership interest, direct or indirect, in any securities of the Company. Set forth in this Annex A are transactions in the Company’s securities effected by the participants in this solicitation within the past two years. The source of funding for these transactions was derived from the respective capital of the Politan Funds. The Politan Shares (other than the Common Stock held by the Record Stockholder) which the applicable Politan Parties hold in “street name” may be held in brokerage custodian accounts which, from time to time in the ordinary course, may utilize margin borrowing in connection with purchasing, borrowing or holding of securities, and such shares of Common Stock may thereby have been, or in the future may become, subject to the terms and conditions of such margin debt and terms, together with all other securities held therein. Except as described herein, as of the date hereof, no part of the purchase price or market value of any securities of the Company described in Annex A are represented by funds that were borrowed or otherwise obtained for the purpose of acquiring or holding such securities by any participant.

PERSONS MAKING THE SOLICITATION AND OTHER PARTICIPANTS:

The name, principal business address and the principal occupation or employment of the Politan Parties and the other participants in this solicitation is set forth below.

POLITAN

Politan is a Delaware limited partnership whose principal business address is 106 West 56th Street, 10th Floor, New York, New York 10019. The principal business of Politan is to serve as investment advisor to certain affiliated funds, including the Politan Funds.

POLITAN MANAGEMENT

Politan Management is a Delaware limited liability company whose principal business address is 106 West 56th Street, 10th Floor, New York, New York 10019. The principal business of Politan Management is to serve as the general partner of Politan.

POLITAN GP

Politan GP is a Delaware limited liability company whose principal business address is 106 West 56th Street, 10th Floor, New York, New York 10019. The principal business of Politan GP is to serve as the general partner of certain affiliated funds, including the Politan Funds.

QUENTIN KOFFEY

Quentin Koffey’s principal business address is 106 West 56th Street, 10th Floor, New York, New York 10019. Mr. Koffey is a United States citizen. The principal occupation of Mr. Koffey is to serve as the Managing Partner and Chief Investment Officer of Politan and the Managing Member of Politan Management and Politan GP.

RECORD STOCKHOLDER

The Record Stockholder is a New York limited liability company whose principal business address is 106 West 56th Street, 10th Floor, New York, New York 10019. The principal business of the Record Stockholder is to invest in securities and serve as the record holder of shares of companies in which the Politan Funds may invest.

POLITAN LTD.

Politan Ltd. is an exempted company under the laws of the Cayman Islands, whose principal business address is 106 West 56th Street, 10th Floor, New York, New York 10019. The principal business of Politan Ltd. is to invest in securities.

POLITAN MASTER FUND

Politan Master Fund is an exempted limited partnership organized under the laws of the Cayman Islands, whose principal business address is 106 West 56th Street, 10th Floor, New York, New York 10019. The principal business of Politan Master Fund is to invest in securities.

POLITAN LP

Politan LP is Delaware limited partnership, whose principal business address is 106 West 56th Street, 10th Floor, New York, New York 10019. The principal business of Politan LP is to invest in securities.

POLITAN OFFSHORE

Politan Offshore is an exempted company organized under the laws of the Cayman Islands, whose principal business address is 106 West 56th Street, 10th Floor, New York, New York 10019. The principal business of Politan Offshore is to invest in securities.

AARON KAPITO

Aaron Kapito’s principal business address is 106 West 56th Street, 10th Floor, New York, New York 10019. Mr. Kapito is a United States citizen. The principal occupation of Mr. Kapito is to serve as an investment analyst of Politan.

MATTHEW HALL

Matthew Hall’s principal business address is 106 West 56th Street, 10th Floor, New York, New York 10019. Mr. Hall is a Canadian citizen and permanent United States resident. The principal occupation of Mr. Hall is to serve as an investment analyst of Politan.

WILLIAM JELLISON

William Jellison’s principal business address is 9946 W. Gull Lake Dr., Richland, Michigan 49083. Mr. Jellison is a United States citizen. The principal occupation of Mr. Jellison is serving on the Boards of Directors of Young Innovations, Inc., Avient Corporation (NYSE: AVNT) and Anika Therapeutics, Inc. (NASDAQ: ANIK) and serving as an independent business consultant and M&A Advisor for Astor Place Holdings.

DARLENE SOLOMON

Darlene Solomon’s principal business address is 17 Valley Oak, Portola Valley, CA 94028. Dr. Solomon is a United States citizen. The principal occupation of Dr. Solomon is serving on the Boards of Directors of Materion Corporation (NYSE: MTRN) and Novanta Inc (NASDAQ: NOVT).

Schedule I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

POLITAN CAPITAL PARTNERS MASTER FUND LP

Nature of Transaction	Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale
Purchase of OTC Physically-Settled Total Return Swap	37,299	5/17/2022
Purchase of OTC Physically-Settled Total Return Swap	42,639	5/18/2022
Purchase of OTC Physically-Settled Total Return Swap	62,294	5/19/2022
Purchase of OTC Physically-Settled Total Return Swap	62,750	5/20/2022
Purchase of OTC Physically-Settled Total Return Swap	60,097	5/23/2022
Purchase of OTC Physically-Settled Total Return Swap	31,133	5/24/2022
Purchase of OTC Physically-Settled Total Return Swap	123,195	5/25/2022
Purchase of OTC Physically-Settled Total Return Swap	54,943	5/26/2022
Purchase of OTC Physically-Settled Total Return Swap	1,200	5/27/2022
Purchase of OTC Physically-Settled Total Return Swap	31,590	5/31/2022
Purchase of OTC Physically-Settled Total Return Swap	100,000	6/1/2022
Purchase of OTC Physically-Settled Total Return Swap	39,474	6/2/2022
Purchase of OTC Physically-Settled Total Return Swap	70,995	6/3/2022
Purchase of OTC Physically-Settled Total Return Swap	32,037	6/6/2022
Purchase of OTC Physically-Settled Total Return Swap	44,458	6/7/2022
Purchase of OTC Physically-Settled Total Return Swap	48,901	6/8/2022
Purchase of OTC Physically-Settled Total Return Swap	50,604	6/9/2022
Purchase of OTC Physically-Settled Total Return Swap	97,566	6/10/2022
Purchase of OTC Physically-Settled Total Return Swap	258,720	6/13/2022
Purchase of OTC Physically-Settled Total Return Swap	79,180	6/14/2022
Purchase of OTC Physically-Settled Total Return Swap	8,198	6/16/2022
Purchase of OTC Physically-Settled Total Return Swap	34,495	6/23/22
Purchase of OTC Physically-Settled Total Return Swap	19,680	6/24/22
Purchase of OTC Physically-Settled Total Return Swap	30,883	6/27/22
Purchase of OTC Physically-Settled Total Return Swap	151,859	6/28/22
Purchase of OTC Physically-Settled Total Return Swap	148,160	6/29/22
Purchase of OTC Physically-Settled Total Return Swap	124,057	6/30/22
Purchase of OTC Physically-Settled Total Return Swap	22,000	7/1/22

Nature of Transaction	Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale
Purchase of OTC Physically-Settled Total Return Swap	22,000	7/5/22
Purchase of OTC Physically-Settled Total Return Swap	21,800	7/6/22
Purchase of OTC Physically-Settled Total Return Swap	21,500	7/7/22
Purchase of OTC Physically-Settled Total Return Swap	20,000	7/8/22
Purchase of OTC Physically-Settled Total Return Swap	11,020	7/13/22
Purchase of OTC Physically-Settled Total Return Swap	236,651	7/18/22
Purchase of OTC Physically-Settled Total Return Swap	151,029	7/19/22
Purchase of OTC Physically-Settled Total Return Swap	107,389	7/20/22
Purchase of OTC Physically-Settled Total Return Swap	111,988	7/21/22
Purchase of OTC Physically-Settled Total Return Swap	100,000	7/22/22
Purchase of OTC Physically-Settled Total Return Swap	425,000	8/10/22
Purchase of Common Stock	107,000	8/10/22
Purchase of OTC Physically-Settled Total Return Swap	350,000	8/11/22
Purchase of Common Stock	100,000	8/11/22
Purchase of OTC Physically-Settled Total Return Swap	315,000	8/12/22
Purchase of Common Stock	52,500	8/12/22
Purchase of OTC Physically-Settled Total Return Swap	335,000	8/15/22
Purchase of Common Stock	75,000	8/15/22
Purchase of OTC Physically-Settled Total Return Swap	197,585	8/16/2022
Purchase of Common Stock	20,000	8/23/2022
Sale of OTC Physically-Settled Total Return Swap	(4,294,369)	9/23/2022
Purchase of Common Stock	4,294,369	9/23/2022
Purchase of Common Stock	3,253	12/2/2022
Purchase of Common Stock	20,590	12/5/2022
Purchase of Common Stock	29,000	12/6/2022
Purchase of Common Stock	9,196	12/7/2022
Purchase of Common Stock	17,804	12/8/2022
Purchase of Common Stock	14,400	12/9/2022
Purchase of Common Stock	7,195	12/12/2022
Sale of Common Stock	(10,344)	12/15/2022
Sale of Common Stock	(26,445)	4/12/2023

The transactions with respect to which Mr. Koffey may be deemed to be a beneficial owner by virtue of his position as the Managing Partner and Chief Investment Officer of Politan and as the Managing Member of Politan Management and Politan GP have been set forth above. The transaction with respect to which Mr. Koffey may be deemed to be a beneficial owner by virtue of his position as a director has been set forth below.

Quentin Koffey

Nature of Transaction	RSUs Granted	Date of Grant	Vesting Date of RSUs into Common Stock
Grant of RSUs to non-employee director[6]	1,228	6/26/2023	6/26/2024

Mr. Jellison and Dr. Solomon have had no transactions with respect to the Company’s securities during the past two years.

[6]	Each year on the date of the Company’s annual meeting of stockholders, each non-employee director is granted an award of RSUs with respect to shares of Common Stock having a grant date fair value of $200,000, rounded down to the nearest whole share, which will vest on the earlier of the first anniversary of the grant date or the date of the next annual meeting of Stockholders or upon any earlier change in control of the Company.

Schedule II

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table is reprinted from the Company Proxy Statement7 and contains information regarding persons who beneficially own more than 5% of the shares of Common Stock and the ownership of the shares by the directors and executive officers of the Company.

	Beneficial Ownership of Common Stock
Name	Number of Shares	Percent of Class(1)
5% Stockholders:
Joe Kiani(2)	4,937,217	9.1%
BlackRock, Inc.(3)	5,659,131	10.6%
The Vanguard Group(4)	4,781,318	9.0%
Politan Capital Management, LP(5)	4,713,518	8.9%
FMR, LLC(6)	6,927,572	13.0%
Named Executive Officers, Directors and Director Nominees:
Joe Kiani(2)	4,937,217	9.1%
Micah Young(7)	52,482	*
Bilal Muhsin(8)	177,150	*
Tao Levy(9)	65,190	*
Tom McClenahan(10)	112,819	*
Michelle Brennan	–	–
Robert Chapek	–	–
Quentin Koffey(5)	4,713,518	8.9%
Craig Reynolds(11)	17,406	*
Christopher Chavez(12)	–	–
Total Shares Beneficially Owned By Current Executive Officers and Directors (10 persons)(13)
	10,078,843	18.5%

*	Less than one percent.

(1)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of shares of Common Stock outstanding as of May 25, 2024, plus the number of shares of Common Stock that such person or group had the right to acquire within 60 days after May 25, 2024.

(2)	Comprised of 366,055 shares of Common Stock held directly, 51,735 shares of Common Stock held by Mr. Kiani’s spouse, 2,250,291 shares of Common Stock held in one trust for which Mr. Kiani is the sole trustee, 1,271,350 shares of Common Stock held in four trusts for which Mr. Kiani is not the trustee, options to purchase 987,420 shares of Common Stock that were exercisable as of May 25, 2024 or that have or will become exercisable within 60 days after May 25, 2024, and 10,366 shares of Common Stock held for the Reporting Person’s account under the Masimo Retirement Savings Plan. As of May 25, 2024, an aggregate of 2,447,778 shares of Common Stock owned by a family trust and beneficially owned by Mr. Kiani were pledged as collateral for personal loans. See “Executive Compensation - Compensation Discussion and Analysis - Other Compensation Policies and Practices - Hedging and Pledging Policies” included in the Company Proxy Statement.

[7]	The table included in the Company Proxy Statement sets forth information as of May 25, 2024, per the Company’s disclosure therein. The above table does not include the 1,228 Koffey Shares, which bring the total of Mr. Koffey’s shares from 4,713,518 (as disclosed in the Company Proxy Statement) to 4,714,746 (as of the filing of this Proxy Statement).

II-1

(3)	BlackRock, Inc. (“BlackRock”) filed a Schedule 13G/A on January 24, 2024, reporting that it had sole voting power with respect to 5,491,069 shares of Common Stock, sole dispositive power with respect to 5,659,131 shares of Common Stock , and beneficial ownership of an aggregate of 5,659,131 shares of Common Stock in its capacity as a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) under the Exchange Act. BlackRock filed an additional Schedule 13G/A on June 7, 2024, reporting that, as of May 31, 2024, it had sole voting power with respect to 8,311,206 shares of Common Stock, sole dispositive power with respect to 8,480,230 shares of Common Stock, and beneficial ownership of an aggregate of 8,480,230 shares of Common Stock in its capacity as a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) under the Exchange Act. BlackRock’s address is 50 Hudson Yards, New York, New York 10001.

(4)	The Vanguard Group (“Vanguard”) filed a Schedule 13G/A on February 13, 2024, reporting that it had shared voting power with respect to 24,155 shares of Common Stock, sole dispositive power with respect to 4,675,240 shares of Common Stock , shared dispositive power with respect to 106,078 shares of Common Stock and beneficial ownership of an aggregate of 4,781,318 shares of Common Stock in its capacity as an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) under the Exchange Act. Vanguard’s address is 100 Vanguard Blvd., Malvern, PA 19355.

(5)	Includes shares of our common stock held by Politan Capital Management LP (“Politan LP”), Politan Capital Management GP LLC (“Politan Management”); Politan Capital Partners GP LLC (“Politan GP”); and Quentin Koffey (together with Politan LP, Politan Management and Politan GP, “Politan”). Politan filed a Schedule 13D/A on June 3, 2024, reporting that it had shared voting and dispositive power with respect to 4,713,518 shares of Common Stock, and beneficial ownership of an aggregate of 4,713,518 shares of Common Stock. Politan’s address is 106 West 56th Street, 10th Floor, New York, New York 10019.

(6)	FMR LLC (“FMR”) and Abigail P. Johnson filed a Schedule 13G/A on February 9, 2024, reporting that FMR and Ms. Johnson had sole dispositive power with respect to 6,927,572 shares of Common Stock in its capacity as a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G) under the Exchange Act. FMR’s address is 245 Summer Street, Boston, Massachusetts 02210.

(7)	Comprised of 10,536 shares of Common Stock held directly and options to purchase 41,946 shares of Common Stock that are exercisable within 60 days after May 25, 2024.

(8)	Comprised of 17,270 shares of Common Stock held directly and options to purchase 159,880 shares of Common Stock that are exercisable within 60 days after May 25, 2024.

(9)	Comprised of 11,208 shares of Common Stock held directly and options to purchase 53,982 shares of Common Stock that are exercisable within 60 days after May 25, 2024.

II-2

IMPORTANT

Your vote is important. No matter how many shares of Common Stock you own, please give us your proxy FOR the election of the Politan Nominees and in accordance with our recommendations on the other proposals on the agenda for the 2024 Annual Meeting by SIGNING, DATING AND MAILING the enclosed updated WHITE universal proxy card or voting instruction form TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a broker, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed updated WHITE voting instruction form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact D.F. King using the contact information set forth below.

If you have any questions, require assistance in voting your updated WHITE universal proxy card or voting instruction form, or need additional copies of Politan’s proxy materials,
please contact D.F. King using the contact information provided here:

D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Stockholders call toll-free: (888) 628-8208
Banks and Brokers call: (212) 269-5550
By Email: MASI@dfking.com

UPDATED WHITE UNIVERSAL PROXY CARD OR VOTING INSTRUCTION FORM

Masimo Corporation

2024 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF
POLITAN CAPITAL MANAGEMENT LP
and the other participants in its PROXY solicitation

THE BOARD OF DIRECTORS OF MASIMO CORPORATION
IS NOT SOLICITING THIS PROXY

PROXY

The undersigned appoints Edward McCarthy, Richard Brand and Quentin Koffey, and each of them, as attorneys and agents with full power of substitution to vote all shares of common stock (the “Common Stock”) of Masimo Corporation (the “Company” or “Masimo”) which the undersigned would be entitled to vote if personally present at the 2024 annual meeting of stockholders of the Company scheduled to be held at 2:00 p.m. Pacific Daylight Time on September 19, 2024, at the Masimo Corporation Headquarters located at 52 Discovery, Irvine, California 92618 (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “2024 Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the 2024 Annual Meeting that are unknown to Politan Capital Management LP (“Politan”) a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “for” THE TWO Politan NOMINEES AND “WITHHOLD” ON THE TWO COMPANY NOMINEES, “FOR” PROPOSAL NO. 2, “AGAINST” PROPOSAL NO. 3 AND “FOR” PROPOSAL NO. 4.

This Proxy will be valid until the completion of the 2024 Annual Meeting. This Proxy will only be valid in connection with Politan’s solicitation of proxies for the 2024 Annual Meeting.

If you have previously voted on the WHITE universal proxy card or voting instruction form for the annual meeting previously scheduled for July 25, 2024, your vote is no longer valid. To enable your votes to be validly counted for the 2024 Annual Meeting, you must resubmit your vote on the updated WHITE universal proxy card or voting instruction form attached to this Proxy Statement for the 2024 Annual Meeting now scheduled to be held on September 19, 2024.

Important Notice Regarding the Availability of Proxy Materials for the 2024 Annual Meeting:

This Proxy Statement and our updated WHITE universal proxy card or voting instruction form are available at

www.AdvanceMasimo.com

IMPORTANT: PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

UPDATED WHITE UNIVERSAL PROXY CARD

☐ Please mark vote as in this example

POLITAN STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE TWO POLITAN NOMINEES AND “WITHHOLD” ON THE TWO COMPANY NOMINEES LISTED BELOW IN PROPOSAL NO. 1.

YOU MAY SUBMIT VOTES “FOR” UP TO TWO NOMINEES IN TOTAL. YOU ARE PERMITTED TO VOTE FOR LESS THAN TWO NOMINEES. IMPORTANTLY, IF YOU MARK MORE THAN TWO “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK FEWER THAN TWO “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, THIS PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY “FOR” THOSE NOMINEES YOU HAVE SO MARKED.

1.	Election of two nominees to serve as directors until the Company’s 2025 annual meeting of stockholders and until their successors have been duly elected and qualified.

POLITAN NOMINEES	FOR	WITHHOLD
a) William Jellison	☐	☐
b) Darlene Solomon	☐	☐

COMPANY NOMINEES OPPOSED BY POLITAN	FOR	WITHHOLD
a) Christopher G. Chavez	☐	☐
b) Joe Kiani	☐	☐

POLITAN RECOMMENDS A VOTE “FOR” PROPOSAL NO. 2.

2.	To ratify the selection of Grant Thornton LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 28, 2024.

☐ FOR	☐ AGAINST	☐ ABSTAIN

POLITAN RECOMMENDS A VOTE “AGAINST” PROPOSAL NO. 3.

3.	An advisory vote to approve the compensation of the Company’s named executive officers.

☐ FOR	☐ AGAINST	☐ ABSTAIN

POLITAN RECOMMENDS A VOTE “FOR” PROPOSAL NO. 4.

4.	The Politan Parties’ proposal to repeal any provision of, or amendment to, the Bylaws, adopted by the Board without Stockholder approval subsequent to April 20, 2023 and up to and including the date of the 2024 Annual Meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

NOTE: In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting or any adjournment or postponement thereof.

This Proxy is governed by the laws of the State of Delaware.

DATED:

(Signature)

(Signature, if held jointly)

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH THEY ARE SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.

UPDATED WHITE UNIVERSAL PROXY CARD